Exhibit 10.13

AGREEMENT AND PLAN OF MERGER

By and Among

NEW YORK MERCANTILE EXCHANGE,

COMEX ACQUISITION CORP.

and

COMMODITY EXCHANGE, INC.

i

Schedule 1.2	—	Certificate of Merger
Schedule 1.6	—	Certificate of Incorporation of Initial Surviving Corporation
Schedule 1.7.1	—	New COMEX By-Laws
Schedule 1.7.2	—	New COMEX Rules
Schedule 1.8.3	—	Computation of Adjusted Liquid Net Worth
Schedule 1.8.4	—	Paying Agency Agreement
Schedule 1.8.5	—	Final Calculation of Adjusted Liquid Net Worth
Schedule 1.8.7(d)	—	Form of Note
Schedule 1.8.7(e)(l)	—	Form of Letter of Credit
Schedule 1.8.7(e)(2)	—	Form of Note Agency Agreement
Schedule 1.8.8	—	Letter of Transmittal
Schedule 2.2(g)	—	Opinion of Skadden, Arps
Schedule 2.3(e)	—	Opinion of Rogers & Wells
Schedule 3.4	—	Conflicts, Defaults and Violations
Schedule 3.6	—	Permits, Consents, Approvals, Authorizations, Qualifications, Etc.
Schedule 3.7	—	Controlling Interests in Corporations, Partnerships, Etc.
Schedule 3.9	—	CFTC, Regulatory Matters
Schedule 3.10	—	Actions, Proceedings, Litigation, Investigations, Etc.
Schedule 3.11	—	Financial Statement Matters
Schedule 3.12	—	Absence of Changes
Schedule 3.13	—	Tax Matters
Schedule 3.14	—	Intellectual Property Rights
Schedule 3.15	—	Title/Sufficiency of Assets
Schedule 3.16	—	Material Agreements
Schedule 3.17	—	Insurance
Schedule 3.18	—	Employee Matters
Schedule 3.19	—	ERISA Matters
Schedule 3.20	—	Licenses and Permits
Schedule 3.21	—	Investment Bankers’ Fees
Schedule 4.4	—	Conflicts, Defaults and Violations
Schedule 4.5	—	Permits, Consents, Approvals, Authorizations, Qualifications, Etc.
Schedule 4.6	—	Actions, Proceedings, Litigation, Investigations, Etc.
Schedule 4.7	—	Consents, Approvals, Authorizations, Qualifications, Etc.
Schedule 4.8	—	Material, Undisclosed Obligations, Liabilities or Commitments
Schedule 4.9	—	Material Adverse Changes
Schedule 5.9	—	Amended COMEX MRRP
Schedule 5.10	—	COMEX Severance and Termination Plans, Programs, Policies and Arrangements
Schedule 5.14	—	Individuals Designated to Receive Notice With Respect to Proxy Materials
Schedule 5.18	—	Clearing and Trade Processing Matters
Schedule 6.2	—	Merger Agreement With Respect to COMEX Clearing Association, Inc.
Schedule 6.3	—	Commodity Futures Clearing Corp. of New York Liabilities and Obligations
Schedule 6.4	—	Injunctions, Restraints or Proceedings With Respect to the Company
Schedule 7.3	—	Injunctions, Restraints or Proceedings With Respect to the Buyer

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (the “Agreement”) is made this 28th day of January, 1994 by and among NEW YORK MERCANTILE EXCHANGE, a corporation organized under the New York Not-For-Profit Corporation Law (the “Buyer”), COMEX ACQUISITION CORP., a corporation organized under the New York Not-For-Profit Corporation Law (“NewCo”), and COMMODITY EXCHANGE, INC., a corporation organized under the New York Not-For-Profit Corporation Law (the “Company”).

WHEREAS, the Buyer and the Company are commodities/futures exchanges through which their respective members trade a variety of contracts; and

WHEREAS, in accordance with and subject to the provisions of the New York Not-For-Profit Corporation Law, the record owners of regular memberships in the Company (“Regular Memberships”) (i.e., all record owners of memberships in the Company and not including licensees or any persons in the categories known as “Option Memberships” and “Aluminum Memberships”) own (i) trading privileges (the “COMEX Trading Privileges”) and (ii) equity interests in the Company (the “COMEX Equity Interests”), which are more specifically defined below but which generally consist of rights to participate in the corporate governance of the Company by electing directors and voting on certain other matters and rights to participate in dividends or distributions paid or made by the Company on liquidation or otherwise; and

WHEREAS, the Buyer desires to purchase all of the COMEX Equity Interests from the record owners of the Company’s Regular Memberships and to leave the COMEX Trading Privileges outstanding (and exercisable through a new division of the Buyer (the “COMEX Division”), which will operate after the merger contemplated hereby through the Initial Surviving Corporation (as defined below) or in the future may operate as a division of the Buyer), on the terms and subject to the conditions set forth below; and

WHEREAS, the Company believes that it is desirable and in the best interests of the Company to effect a merger of NewCo into the Company so that the Company will become a wholly owned subsidiary of the Buyer, and the entity surviving the merger subsequently may merge with and into the Buyer (subject to the terms and conditions set forth in this Agreement);

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and agreements contained herein and other good and valuable consideration, the parties to this Agreement agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined below) NewCo shall be merged with and into the Company in accordance with the provisions of the Not-For-Profit Corporation Law of the State of New York (the “NPCL”). The separate corporate existence of NewCo shall cease and the Company shall be the surviving corporation (the “Initial Surviving Corporation”). The merger provided for in this Section 1.1 is referred to in this Agreement as the “Merger”.

1.2 Effective Time. The Merger shall become effective at the date and time of filing with the Secretary of State of the State of New York of a certificate of merger, all in accordance with the provisions of § 905 of the NPCL (the time the Merger becomes effective being the “Effective Time”). The certificate of merger shall be substantially in the form attached as Schedule 1.2 and shall be filed at the time of the Closing (as defined below).

1.3 Effects of the Merger. The Merger shall have the effects set forth in § 905 of the NPCL. Without limiting the foregoing, at the Effective Time, the Initial Surviving Corporation shall succeed to all the rights, privileges, powers, franchises, properties and assets of the Company and NewCo and to all the debts, choses in action and other interests due or belonging to the Company and NewCo, and be subject to, and responsible for, all the debts, liabilities and duties of the Company and NewCo with the effect set forth in the NPCL.

1.4 Name. The name of the Initial Surviving Corporation immediately after the Effective Time shall be “Commodity Exchange, Inc.”

1.5 Officers and Directors; COMEX Governors Committee. The officers and directors of the Initial Surviving Corporation immediately after the Effective Time shall be as designated by the Buyer in writing at or prior to the Effective Time. Until the Initial Special Election (as defined in the New COMEX By-Laws), the COMEX Governors Committee (as defined in the New COMEX By-Laws) shall consist of the members of the Board of Governors of the Company who held office immediately prior to the Effective Time.

1.6 Certificate of Incorporation. The Certificate of Incorporation of the Initial Surviving Corporation immediately after the Effective Time shall be as set forth in Schedule 1.6, until subsequently amended as provided by law.

1.7 By-Laws and Rules.

1.7.1 The By-Laws (the “New COMEX By-Laws”) of the Initial Surviving Corporation immediately after the Effective Time shall be as set forth in Schedule 1.7.1, until subsequently amended in accordance with their terms.

1.7.2 The Rules (the “New COMEX Rules”) that will apply to the Initial Surviving Corporation immediately after the Effective Time shall be as set forth in Schedule 1.7.2, until subsequently amended in accordance with the terms of this Agreement, the New COMEX By-Laws and the New COMEX Rules.

1.7.3 Notwithstanding the foregoing, if so determined by the Board of Directors of the Buyer, the New COMEX By-Laws and the New COMEX Rules that will apply to the Initial Surviving Corporation immediately after the Effective Time may contain changes from those set forth in Schedules 1.7.1 and 1.7.2, but only to the extent the changes (i) would be permitted to be made under the terms of the documents contained in Schedules 1.7.1 and 1.7.2 without the consent or approval of the COMEX Governors Committee (as defined in the New COMEX By-Laws) or the owners of COMEX Division regular memberships (as defined below) and without any right on the part of either of them to veto the changes or (ii) are made in response to requirements imposed by, or comments received from, the Commodity Futures Trading Commission (“CFTC”) or its staff or any other governmental authority with lawful jurisdiction, provided no change described in this clause (ii) shall be made if either the Board of Directors of the Buyer or the Board of Governors of the Company shall have determined in good faith that the changes are reasonably likely to have a material adverse effect on the rights of the persons who after the Effective Time will be COMEX Division regular members of the Buyer. If, prior to the Closing, the Buyer is notified by the CFTC or its staff or any other governmental authority with lawful jurisdiction of any changes that are required to be made with respect to, or any requirements imposed on, the operations of the Company, the Buyer shall give the Board of Governors of the Company prompt written notice of any such change or requirement and shall allow the Company a reasonable opportunity to respond to and participate in any related discussions with the CFTC or its staff or any other governmental authority with lawful jurisdiction.

1.8 Conversion of Memberships; Consideration.

1.8.1 The Regular Memberships in the Company outstanding immediately prior to the Effective Time shall be deemed to consist of two components: (a) the COMEX Trading Privileges, which constitute the exclusive rights and privileges of record owners of Regular Memberships to trade futures, futures option contracts and similar instruments as provided in the By-Laws and Rules of the Company; and (b) the COMEX Equity Interests, which are all other rights and privileges which immediately prior to the Effective Time are appurtenant to a Regular Membership in the Company, including, without limitation, all rights to (i) vote and participate in corporate governance (except only for the limited voting rights which are appurtenant to the COMEX Trading Privileges as provided in the New COMEX By-Laws referred to below) and (ii) receive or participate in dividends or distributions paid or made on liquidation or otherwise, as well as any and all other rights whatsoever with respect to the Company which are not included in the COMEX Trading Privileges. Rights under the Recognition and Retention Plan for Members of Commodity Exchange, Inc. (the “COMEX MRRP”) are not included in COMEX Trading Privileges or in COMEX Equity Interests.

1.8.2 At the Effective Time:

(a) The COMEX Equity Interests shall cease to exist and shall be converted into the right to receive from the Buyer, after the Merger and on the terms and in the manner described below, consideration (the “Merger Consideration”) consisting of (i) the Initial Cash Payment (as defined below) and (ii) the Deferred Cash Payments (as defined below).

(b) The COMEX Trading Privileges shall be and become, automatically upon the Merger, solely the rights and privileges to trade futures, futures option contracts and similar instruments on the exchange established by the Initial Surviving Corporation and the Buyer in accordance with and specifically as set forth in the provisions of the New COMEX By-Laws and the New COMEX Rules. Owners of COMEX Trading Privileges after the Effective Time shall be known as “owners of Memberships in the COMEX Division,” “Members of the COMEX Division of the Buyer” or “COMEX Division Members.” The Members of the COMEX Division of the Buyer will have the right to receive an amount equal to $10 million (to be distributed among the record owners of Memberships in the COMEX Division pro rata, based on the number of regular memberships owned of record by each of them, including regular memberships owned by the Buyer but excluding from the number of regular memberships held by the Buyer the number of regular memberships held by the Company in treasury at the Effective Time, on the effective date of the registration statement referred to below) upon the receipt by the Buyer of the net proceeds of a NYMEX IPO (as hereinafter defined). “NYMEX IPO” means a public offering for cash of equity securities pursuant to a registration statement filed under the Securities Act of 1933 by the Buyer, any holding company which holds a controlling interest in the Buyer, or any other entity which owns or operates all or substantially all of the business or assets which are owned by the Buyer immediately following the Effective Time.

(c) The Board of Directors and the officers of the Initial Surviving Corporation and the Board of Directors and the officers of New York Mercantile Exchange shall operate as fiduciaries with respect to the COMEX Division Members. In the case of a merger, reorganization, consolidation, recapitalization, restructuring, spin-off, financing or other extraordinary transaction involving either or both of the Initial Surviving Corporation, the NYMEX Member (as defined in the New COMEX By-Laws) or any successor of either of them, the Board of Directors and the officers of the Initial Surviving Corporation, the Board of Directors and the officers of New York Mercantile Exchange or the board of directors and the officers of any successor of either of them, as the case may be, shall operate as fiduciaries with respect to the COMEX Division Members. Notwithstanding anything in this Agreement to the contrary, the fiduciary duties set forth in this clause (c) shall not (i) require an extension of any of the time periods specified in Section 157(A) of the New COMEX By-Laws, (ii) prohibit any transaction involving the Buyer or the Initial Surviving Corporation which does not alter or diminish the contractual rights of the COMEX Division Members under the New COMEX By-Laws, the New COMEX Rules, this Agreement, the Notes or the Note Agency Agreement or (iii) prohibit the liquidation, dissolution or winding up of the Initial Surviving Corporation in the event that the aggregate amounts of Losses (as defined in Section 8.6.1) exceed the total Merger Consideration paid by the Buyer.

(d) The COMEX Option Memberships shall be the contractual rights set forth in Sections 2.61 through 2.67 of the New COMEX Rules.

(e) The COMEX Aluminum Memberships shall be the contractual rights set forth in Sections 2.80 through 2.88 of the New COMEX Rules.

1.8.3 (a) The Initial Cash Payment is an aggregate amount payable on a pro rata basis (based on the number of memberships owned of record), as described in Section 1.8.8, to the COMEX Regular Members (as defined in Section 1.8.8) equal to $30,000,000 plus (or minus) the amount by which the Adjusted Liquid Net Worth of the Company at the Effective Time is greater (or less) than $15,000,000. In this Agreement, “Adjusted Liquid Net Worth” means the amount by which the Company’s cash, cash equivalents and receivables exceed the sum of its liabilities plus all reserves. The Adjusted Liquid Net Worth shall be computed in a manner consistent with the financial statements described in Section 3.11, and in accordance with the provisions set forth in Schedule 1.8.3.

(b) If so directed by the Company by written notice received by the Buyer no later than five New York Mercantile Exchange trading days prior to the Closing, at the Effective Time the Buyer shall deposit a portion of the Initial Cash Payment equal to $500,000 (the “Special COMEX Reserve”) in a segregated account established with the Paying Agent. Amounts deposited pursuant to this Section 1.8.3(b) shall be the property of the Members of the COMEX Division of the Buyer as they may be from time to time. Such amount shall be disbursed at the written direction of the COMEX Governors Committee and shall be used solely to pay for the costs and expenses associated with enforcing the rights of members of the COMEX Division of the Buyer specified herein and enforceable in accordance with the terms of this Agreement. Except as provided in this Section 1.8.3(b), Section 1.8.7(f), Section 8.4, Section 8.7.4 and Section 9.4(b), nothing in this Agreement shall impose on the Buyer any obligation to make any deposits with respect to, or pay for any costs and expenses associated with, enforcement of the rights of members of the COMEX Division of the Buyer under this Agreement. Notwithstanding the foregoing, the Special COMEX Reserve may be disbursed at the written direction of the Chairman or Vice Chairman of the COMEX Governors Committee in accordance with a vote of a majority of the votes cast by Members of the COMEX Division of the Buyer who are present at a regular or special-meeting of the Members of the COMEX Division of the Buyer duly called in accordance with the New COMEX By-Laws (or any successor provisions). The Buyer shall have no obligation, responsibility or duty with respect to the disposition of funds deposited with the Paying Agent in accordance with this Section 1.8.3(b).

1.8.4 The Buyer shall cause Deloitte & Touche to prepare a certified, written statement (the “Estimate”) following the procedures set forth on Schedule 1.8.3 and setting forth an estimate of the Adjusted Liquid Net Worth and the Initial Cash Payment, and specifying in reasonable detail the basis for those calculations. The Buyer shall cause the Estimate to be delivered to the Company not less than two full New York Mercantile Exchange trading days prior to the Closing. The amount of the Initial Cash Payment contained in the Estimate is referred to in this Agreement as the “Estimated Payment”. Immediately after the Effective Time, the Buyer shall cause funds in the amount of the Estimated Payment (less the amount of the Special COMEX Reserve, if any) to be deposited with The Bank of New York, as Paying Agent (the “Paying Agent”), for distribution as provided below. The obligations of the Paying Agent shall be set forth in an agreement (the “Paying Agency Agreement”) substantially in the form set forth on Schedule 1.8.4.

1.8.5 No later than 30 days prior to the first anniversary of the Effective Time, the Buyer will cause to be prepared and deliver to the COMEX Governors Committee a final calculation of the Adjusted Liquid Net Worth in accordance with the procedures set forth on Schedule 1.8.5 and certified to by the Buyer’s outside independent public accountants. Coopers & Lybrand may be retained by the COMEX Governors Committee to prepare an audited verification of the Adjusted Liquid Net Worth as determined by the Buyer in accordance with Schedule 1.8.5 and the Initial Cash Payment. Deloitte & Touche shall be retained immediately following the Closing by the Buyer to assist in the procedures specified in Schedule 1.8.5. The Buyer and the COMEX Governors Committee shall take all reasonably required actions to allow any audit and other accountants’ investigations provided for in this Section 1.8.5 to proceed as contemplated by this Agreement. The verification prepared by Coopers & Lybrand, if any, shall be delivered to the Buyer and the COMEX Governors Committee not later than 10 days after the Buyer prepares and delivers to the COMEX Governors Committee the final calculation of the Adjusted Liquid Net Worth (the “Audit Delivery Date”). If the COMEX Governors Committee does not retain Coopers & Lybrand to prepare the audited verification referred to above, or if Coopers & Lybrand fails to so deliver an audited verification of the final calculation of the Adjusted Liquid Net Worth by the Audit Delivery Date, the amount of the Adjusted Liquid Net Worth calculated by the Buyer shall be conclusive and binding. If audited calculations delivered by Coopers & Lybrand are delivered in a timely manner and they differ by less than 10% of the lower calculation of Adjusted Liquid Net Worth, the Adjusted Liquid Net Worth shall be the mean between the two calculations. If the amount in dispute is equal to or greater than 10% of the lower calculation of Adjusted Liquid Net Worth, then unless within ten days after delivery of the audited calculation by Coopers & Lybrand the Buyer and the COMEX Governors Committee mutually agree on the amount of the Adjusted Liquid Net Worth and the Initial Cash Payment, the matter shall be referred to KPMG Peat Marwick (if such firm has not provided services to the Buyer, the Company or the COMEX Governors Committee since the date of this Agreement) or such other firm as may be mutually agreed to by the Buyer and the COMEX Governors Committee (the “Dispute Accountant”). The Dispute Accountant shall be directed to select either the calculation prepared by Coopers & Lybrand or the calculation prepared by the Buyer in accordance with Schedule 1.8.5, whichever more accurately reflects the calculations required under Schedule 1.8.5. The fees and expenses of Coopers & Lybrand for its services described in this Section 1.8.5 shall be deemed to be a liability which reduces the Adjusted Liquid Net Worth. The fees and expenses of Deloitte & Touche for its services described in this Section 1.8.5 shall be paid by the Buyer. One-half of the fees and expenses of the Dispute Accountant shall be treated in the same way as the fees and expenses of Coopers & Lybrand, and the other half shall be paid by the Buyer. The Initial Cash Payment as finally determined pursuant to this Section 1.8.5 is referred to in this Agreement as the “Revised Initial Payment”.

1.8.6 (a) If the Revised Initial Payment is less than the Estimated Payment (such difference being referred to in this Agreement as the “Overpayment Amount”), the Buyer shall have the right to apply to or offset against the Deferred Cash Payments, in the order of maturity, the sum of (i) the Overpayment Amount and (ii) interest accrued on the Overpayment Amount at a per annum rate equal to the rate of interest which is publicly announced, on the date the Estimated Payment is made, by Chemical Bank as its prime lending rate (the “Prime Rate”), calculated on the basis of the actual number of days elapsed over 365, from the Closing Date to the due date of the Deferred Cash Payments.

(b) If the Revised Initial Payment is greater than the Estimated Payment (such difference being referred to as the “Underpayment Amount”), the Buyer shall promptly cause to be deposited with the Paying Agent for distribution to the COMEX Regular Members or their successors at such time, funds equal to the sum of (i) the Underpayment Amount and (ii) interest accrued on the Underpayment Amount at a per annum rate equal to the Prime Rate, calculated on the basis of the actual number of days elapsed over 365, from the Closing Date to the date of the deposit required under this Section 1.8.6(b).

1.8.7 (a) The Deferred Cash Payments are aggregate amounts (payable on a pro rata basis, as described in Section 1.8.8, to the COMEX Regular Members) equal to the sum of (i) $20,000,000, of which $5,000,000 shall be payable on each of the first, second, third and fourth anniversaries of the Effective Time, subject, however, to the rights of deduction and offset provided for in Sections 1.8.6, 1.8.7(b) and (f) and 8.7.4; and (ii) $20,000,000, of which $5,000,000 shall be payable on each of the first, second, third and fourth anniversaries of the Effective Time, subject to the rights of deduction and offset provided for in Section 8.6.3 and except as provided in Section 1.8.7(c); provided, however, that each of the amounts payable under this clause (ii) shall be reduced (but not below zero) to the extent the COMEX CEC Incremental After-Tax Revenue Amount (as defined below) is less than $5,000,000.

(b) As promptly as practicable after March 31, 1995, but in no event later than May 31, 1995, the Buyer will cause a nationally recognized independent public accountant selected by the Buyer to prepare a certified calculation (the “COMEX CEC Calculation”) of an amount (the “COMEX CEC Incremental After-Tax Revenue Amount”) computed as set forth below. The COMEX CEC Incremental After-Tax Revenue Amount shall be computed by (A) determining the excess of (i) the COMEX CEC Revenue (as defined below) earned during the period from January 1, 1995 to March 31, 1995 over (ii) $4,500,000 and then (B) multiplying the amount so determined by a percentage equal to 100% minus the Buyer’s highest marginal combined federal, state and local income tax rate and, if calculated on the basis of revenues or income, franchise tax rate then in effect, and then (C) multiplying that result by four. The COMEX CEC Revenue is the amount determined on an accrual basis in accordance with United States generally accepted accounting principles (“GAAP”) (net of appropriate allowances for collectibility) of ticker fees, booth license fees, clerk fees, CRT fees, teletype (wire) fees, telephone agency income, ticker network fees, clearing association amounts, interest and miscellaneous items accrued by Commodities Exchange Center, Inc. (“CEC”) or its successors for the account of the Initial Surviving Corporation or its successor. The COMEX CEC Calculation shall be delivered to the COMEX Governors Committee as promptly as practicable after it is prepared. In the event that the COMEX Governors Committee does not object to the COMEX CEC Calculation, such calculation of the COMEX CEC Incremental After-Tax Revenue Amount shall be conclusive and binding. If the COMEX Governors Committee does object and the COMEX Governors Committee and the Buyer do not agree on the COMEX CEC Calculation, then unless within 30 days after the COMEX CEC Calculation is delivered to the COMEX Governors Committee the Buyer and the COMEX Governors Committee mutually agree on the COMEX CEC Incremental After-Tax Revenue Amount, the Buyer shall refer the matter to a nationally recognized independent public accountant reasonably acceptable to the COMEX Governors Committee that has not provided services to the Buyer, the Company or the COMEX Governors Committee within the previous five years (but not excluding the Dispute Accountant) (the “CEC Revenue Dispute Accountant”). The CEC Revenue Dispute Accountant shall be directed to select within 30 days either the COMEX CEC Calculation or the calculation of the COMEX CEC Incremental After-Tax Revenue Amount prepared by the COMEX Governors Committee, whichever calculation such accountant determines to most accurately reflect the revenues and taxes involved in such calculation. The calculation selected by the CEC Revenue Dispute Accountant shall thereafter be known as the COMEX CEC Incremental After-Tax Revenue Amount. All costs, fees and expenses associated with the CEC Revenue Dispute Accountant shall be advanced by the Buyer, and solely if the CEC Revenue Dispute Accountant selects the COMEX CEC Calculation prepared by the Buyer instead of the calculation of the COMEX CEC Incremental After-Tax Revenue Amount prepared by the COMEX Governors Committee, all such costs, fees and expenses may be recovered by the Buyer by offset against or deduction from any Deferred Cash Payment subsequently due. The Buyer shall take all reasonable steps to permit the COMEX Governors Committee, any auditors it may select and the CEC Revenue Dispute Accountant to have access to the books, records and work papers used in the preparation of the COMEX CEC Calculation.

(c) If the COMEX CEC Incremental After-Tax Revenue Amount is not finally determined by the first anniversary of the Effective Time, then payment of any Deferred Cash Payment due on the first anniversary of the Effective Time under Section 1.8.7(a)(ii) (the “First CEC Payment”) shall not be paid on such first anniversary but instead shall be deferred to and paid with interest on the second anniversary of the Effective Time. Interest shall accrue on the First CEC Payment at a per annum rate equal to the Prime Rate from the first anniversary of the Effective Time to the date of payment.

(d) The obligations of the Buyer to make the Deferred Cash Payments shall be evidenced by promissory notes (the “Notes”) substantially in the form set forth in Schedule 1.8.7(d). The Notes shall be delivered together with the Initial Cash Payment to the Paying Agent. Notwithstanding anything in this Agreement to the contrary, in the event of an Option Member Claim (as defined in Section 8.6.3), (A) no payment shall be made under clause (ii) of Section 1.8.7(a) until the entry of a nonappealable judgment with respect to or the settlement of any Option Member Claim as provided in Section 8.6.3 and (B) any payment under clause (ii) of Section 1.8.7(a) that is deferred pursuant to the preceding clause (A) shall be made, with interest at the rate provided for in the Notes (provided that no interest shall accrue on any such payment that is so deferred after the sixth anniversary of the first Due Date (as defined in the Note) immediately following the commencement of the Option Member Claim), to persons who were shown on the records of the Initial Surviving Corporation or the Buyer, as applicable, as the record owners of regular memberships in the COMEX Division of the Buyer on the date of such nonappealable judgment or settlement.

(e) The Notes shall be appurtenant to and transferable solely and mandatorily with regular memberships in the COMEX Division of the Buyer. The Buyer’s obligation to make payments under the Notes shall be supported by an irrevocable letter of credit substantially in the form of Schedule 1.8.7(e)(l) (the “Letter of Credit”) issued by a bank selected by the Buyer in favor of The Bank of New York, as Note Agent (the “Note Agent”). The bank selected by the Buyer in the preceding sentence shall (1) be a bank commonly referred to as a “money center bank” as such term is used in traditional commercial transactions in New York City or (2)(a) have capital and surplus of not less than $250,000,000; (b) have commercial paper outstanding issued by such bank or its holding company which is rated P-1 or A-1 by Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, respectively; and (c) maintain an office for payment within the City and County of New York and within five miles of the offices of the Buyer or (3) be a bank which has otherwise been approved by the Buyer as an original margin depository; provided that any bank that has been rejected by the Buyer as an original margin depository shall not qualify under clause (1) above. The Note Agency Agreement, which shall be substantially in the form of Schedule 1.8.7(e)(2) (the “Note Agency Agreement”), shall provide, among other things, that in the event the Buyer does not deposit the full amount of the principal of and interest on, and any other amounts required under, the Notes with the Note Agent two full New York Mercantile Exchange trading days before the due date of the principal of and interest on, and any other amounts required under, the Notes, the Note Agent will make a drawing under the Letter of Credit in an amount equal to the difference between the portion (if any) of the principal of and interest on, and any other amounts required under, the Notes deposited by the Buyer with the Note Agent and the full amount of the principal of and interest on, and any other amounts required under, the Notes required to be paid by the Buyer on such due date. The proceeds of any drawing under the Letter of Credit by the Note Agent pursuant to the Note Agency Agreement shall be paid to the record owners of the Notes as specified in the Note Agency Agreement.

(f) Fifty percent of all costs, fees and expenses (including legal fees and expenses) associated with procuring and maintaining the Letter of Credit during each year in which the Letter of Credit is outstanding shall be paid by the Buyer, and 50% shall be borne by the Noteholders, advanced by the Buyer for their account and recovered by the Buyer by offset against or deduction from any Deferred Cash Payment subsequently due.

1.8.8 Promptly after the Paying Agent receives the Estimated Payment and the Notes, the Paying Agent shall deliver or mail to each person (a “COMEX Regular Member”) who was shown on the records of the Company as the record owner of a Regular Membership in the Company immediately prior to the Effective Time (the “Record Date”) (as certified in writing to the Buyer by a duly authorized officer of the Company immediately prior to the Effective Time, which certification shall be conclusive and may be relied on by the Buyer without further investigation) a form of letter of transmittal. The letter of transmittal shall be in the form set forth on Schedule 1.8.8. Upon delivery of the requisite instruments and a duly executed letter of transmittal, each COMEX Regular Member shall be entitled to receive in exchange therefor, the COMEX Regular Member’s pro rata share of the Estimated Payment and the Notes so received by the Paying Agent. The pro rata share will be determined by multiplying the Estimated Payment and the aggregate principal amount of the Notes, respectively, by a fraction the numerator of which is the number of Regular Memberships in the Company owned by the COMEX Regular Member immediately prior to the Effective Time and covered by the instruments and letter of transmittal delivered by the COMEX Regular Member in accordance with this Agreement, and the denominator of which is the aggregate number of Regular Memberships in the Company outstanding immediately prior to the Effective Time.

1.8.9 Promptly after the Paying Agent receives any adjustment amount provided for in Section 1.8.6(b), the Paying Agent shall deliver or mail to each COMEX Regular Member, at the most recent address of that COMEX Regular Member appearing in the records of the Paying Agent, the COMEX Regular Member’s pro rata share of the respective amount so received by the Paying Agent. The pro rata share shall be determined as provided in Section 1.8.8.

1.8.10 After the Effective Time there shall be no transfers on the books of the Company of the memberships in the Company which were outstanding immediately prior to the Effective Time, and no further memberships shall be issued.

1.9 Conversion of Membership in NewCo. At the Effective Time, the membership in NewCo held by the Buyer immediately prior to the Effective Time shall be converted, by virtue of the Merger and without any action on the part of the holder thereof, into a membership in the Initial Surviving Corporation, such that immediately following the Effective Time for the purposes of the NPCL the Buyer will be the sole voting and equity member in the Initial Surviving Corporation.

1.10 Limitation on Future Rights. At and after the Effective Time, each COMEX Regular Member and each other person or entity having contractual or other rights with respect to the Company shall cease to have any rights in the Company, except for:

(a) as to the COMEX Regular Members, the rights (i) to receive the amount of Merger Consideration to which such Member is entitled under this Agreement (subject to the provisions of this Agreement), (ii) to exercise the COMEX Trading Privileges through the new COMEX Division of the Buyer, as provided in this Agreement, under and subject to the provisions of the New COMEX By-Laws and the New COMEX Rules, (iii) the other rights provided in the New COMEX By-Laws and the New COMEX Rules for Regular Members of the COMEX Division of the Buyer, (iv) rights under the COMEX MRRP and the rights described under Section 5.9(b) and (v) the rights provided by each section of this Agreement referred to in Section 9.10.2; and

(b) as to any other person or entity having contractual or other rights with respect to the Company (i.e., licensees, Option Members and Aluminum Members), the respective rights and privileges provided in the New COMEX Rules for licensees, Option Members and Aluminum Members of the COMEX Division of the Buyer and the rights provided to them, if any, by Sections 5.9, 5.17 and 5.19 of this Agreement.

1.11 Approval of Members. (a) Each of the Buyer and the Company shall take all actions necessary in accordance with the NPCL and other applicable law, including §§ 902 and 903 of the NPCL, and their respective certificates of incorporation and by-laws, to cause special meetings (the “Special Meetings”) of their respective regular members to be duly called and held within 30 days after the earlier of (i) the date the Buyer and the Company agree on the Proxy Materials or (ii) the date on which the Company delivers to the Buyer the supplemental proxy materials referred to in Section 1.12(b), and in any event within 75 days (unless the Buyer fails to deliver the Proxy Materials on the Proxy Materials Delivery Date (as defined in Section 1.12(a)), in which case such deadline will be postponed by one day for each day that the Buyer fails to deliver the Proxy Materials after the Proxy Materials Delivery Date) after the date of this Agreement for the purpose of approving and adopting the Merger and this Agreement and all other actions contemplated by this Agreement which require approval and adoption by the respective members and on any other matter which the Buyer reasonably determines should be submitted to the respective members in order to effectuate the Merger in accordance with this Agreement. The Board of Directors of the Buyer and the Board of Governors of the Company will recommend approval and adoption of the Merger and the actions contemplated by this Agreement and in all materials submitted to the respective members of the Buyer and the Company in anticipation of their Special Meetings.

(b) Notwithstanding any provision to the contrary in this Agreement, the Company may postpone the Special Meeting of its members (with a corresponding adjustment to the deadline set forth in Section 8. l(b)) solely in order to respond to, alleviate and/or defend against any of the following: (i) any advice by the CFTC or the staff of the CFTC or any other governmental, administrative, regulatory or judicial body having jurisdiction to the effect that it is reasonably likely that modifications materially adverse to the record owners of Regular Memberships in the Company may be required before subsequently approving the transactions contemplated hereby or permitting such transactions to proceed; or (ii) the occurrence of any facts which may be material to the members of the Company and require the distribution to such members of supplemental Proxy Materials (as defined below) setting forth such information; provided that, in any case described in clause (i), the Special Meeting may be postponed for a maximum period not to exceed ten calendar days following the resolution of the issue, and in any case described in clause (ii), the Special Meeting may be postponed for a maximum period not to exceed ten calendar days, and may be postponed not more than once, unless the Buyer and the Company agree otherwise. The Company shall use its reasonable best efforts to avoid and minimize the length of any postponement.

(c) Notwithstanding any provision to the contrary in this Agreement, the Buyer may postpone the Special Meeting of its members (with a corresponding adjustment to the deadline set forth in Section 8.1(c)) solely in order to respond to, alleviate and/or defend against the occurrence of any facts which may be material to the members of the Buyer and require the distribution to such members of supplemental Proxy Materials setting forth such information; provided, that the Special Meeting may be postponed for a maximum period not to exceed ten calendar days, and may be postponed not more than once, unless the Buyer and the Company agree otherwise. The Buyer shall use its reasonable best efforts to avoid and minimize the length of any postponement.

(d) The Buyer shall announce the results of the voting at its Special Meeting prior to the Company’s announcement of the results of voting at its Special Meeting. The Company need not announce the results of the voting at its Special Meeting if the Buyer’s members fail to approve the Merger.

1.12 Proxy Materials. (a) In accordance with the requirements of applicable law, the Company and the Buyer shall distribute to their respective members a joint notice of meeting and proxy statement, proxy card and related materials (collectively, the “Proxy Materials”). The Buyer and the Company shall work together diligently to agree upon the Proxy Materials. If the Buyer and the Company fail to agree on the Proxy Materials earlier than the 21st day (the “Proxy Materials Delivery Date”) after the execution of this Agreement, then the Buyer shall deliver to the Company on the Proxy Materials Delivery Date Proxy Materials acceptable to the Buyer.

(b) Within 17 days after delivery of the Buyer’s Proxy Materials, the Company shall deliver to the Buyer supplemental proxy materials acceptable to the Company.

(c) Nothing in Sections 1.12(a) and (b) shall be deemed to preclude the Buyer and the Company from agreeing on joint Proxy Materials before the end of the period set forth in clause (b) of this Section 1.12.

(d) Each of the Buyer and the Company shall make all reasonable efforts to mail to its respective members (i) the Proxy Materials within three days after the Buyer and the Company agree on the Proxy Materials or (ii) the Proxy Materials and the supplemental proxy materials referred to in clause (b) within three days after the Company delivers such supplemental proxy materials to the Buyer.

ARTICLE II

THE CLOSING

2.1 Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Rogers & Wells, 200 Park Avenue, New York, New York at 10:00 a.m. New York time on a date (the “Closing Date”) to be specified by a written notice from the Buyer to the Company, which date shall be no earlier than ten New York Mercantile Exchange trading days after the notice and no later than 15 New York Mercantile Exchange trading days after (i) the fulfillment (or waiver, if applicable) of each of the conditions precedent to the obligations of the respective parties set forth in Articles VI and VII of this Agreement, including the receipt of the requisite approval of the members of the Company and the Buyer pursuant to all applicable statutory requirements, except for conditions which by their terms are to be satisfied at the Closing, (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (iii) the receipt of all requisite consents and approvals of the CFTC, unless another date is mutually agreed to in writing by the parties hereto.

2.2 The Company’s Actions at Closing. At the Closing, the Company will deliver or make available to the Buyer the following, all of which shall be reasonably satisfactory in form and substance to the Buyer:

(a) A certificate of the inspector of elections acting at the Special Meeting of the members of the Company certifying as to the number and percentage of votes cast in respect of each action taken at the Special Meeting.

(b) To the extent then in the possession or control of the Company, all corporate documents of the Company, including, without limitation, the minute book, membership ledger, corporate seal, and copies of tax returns, tax reports and auditor’s reports covering all periods since incorporation of the Company and all agreements, books and records, reports and files kept in the ordinary course of business of the Company from the date of its incorporation to the Closing.

(c) Certified copies of resolutions of the Company’s members and Board of Governors authorizing and approving the Merger in accordance with this Agreement, and the execution and delivery of this Agreement and the transactions contemplated by it.

(d) All keys to all safe deposit boxes or vaults of, and all premises or offices owned or leased by, the Company.

(e) A certificate from a duly authorized officer of the Company, dated as of the Closing Date, certifying that (i) the representations and warranties of the Company contained in this Agreement remain true and correct in all material respects as of the Closing, (ii) all obligations to be performed by the Company hereunder at or prior to the Closing have been so performed, and (iii) to the best knowledge of the Company, the conditions specified in Article VI have been fully satisfied or waived (except for those conditions the satisfaction of which is solely in the discretion of the Buyer, as to which such party need certify only as to the underlying facts which are within its knowledge).

(f) A certificate of merger, substantially in the form attached as Schedule 1.2, executed in accordance with the requirements of applicable law.

(g) An opinion of Skadden, Arps, Slate, Meagher & Flom, special counsel to the Company, as to the matters set forth in Schedule 2.2(g).

(h) All other documents the Buyer reasonably requests to evidence further the effectiveness of the Merger, the performance by the Company of its covenants under this Agreement and the satisfaction of any applicable condition or otherwise in furtherance of the transactions contemplated by this Agreement.

2.3 The Buyer’s and NewCo’s Actions at Closing. At the Closing, each of the Buyer and NewCo will deliver to the Company the following, all of which shall be reasonably satisfactory in form and substance to the Company:

(a) A certificate from a duly authorized officer of the Buyer, dated as of the Closing Date, certifying that (i) the representations and warranties of each such party contained in this Agreement remain true and correct in all material respects as of the Closing, (ii) all obligations to be performed by the Buyer hereunder at or prior to the Closing have been performed, and (iii) to the best knowledge of the Buyer, the conditions specified in Article VII have been fully satisfied or waived (except for those conditions the satisfaction of which is solely in the discretion of the Company, as to which such party need certify only as to the underlying facts which are within its knowledge).

(b) A certificate of the inspector of elections acting at the Special Meeting of the members of the Buyer certifying as to the number and percentage of votes cast in favor of each action taken at the Special Meeting.

(c) Certified copies of resolutions of the Buyer’s members and Board of Directors authorizing and approving the Merger in accordance with this Agreement, and the execution and delivery of this Agreement and the transactions contemplated by it.

(d) A certificate of merger, substantially in the form attached as Schedule 1.2, executed in accordance with the requirements of applicable law.

(e) An opinion of Rogers & Wells, special counsel to the Buyer and NewCo, as to the matters set forth in Schedule 2.3(e).

(f) All other documents the Company reasonably requests to evidence further the effectiveness of the Merger, the performance of the Buyer of its covenants under this Agreement and the satisfaction of any applicable condition or otherwise in furtherance of the transactions contemplated by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Buyer as follows:

3.1 Corporate Status; Organizational Documents.

3.1.1 The Company is a Type A corporation duly organized, validly existing and in good standing under the NPCL. The Company is qualified to do business as a foreign corporation in each state in which it is required to be qualified, except states in which the failure to qualify, in the aggregate, would not have a material adverse effect on the financial condition or operations of the Company.

3.1.2 The Company has heretofore delivered to the Buyer certified copies of the Certificate of Incorporation, By-Laws and Rules of the Company, each as currently in effect. Except as reflected therein, each of those documents was duly adopted, is in full force and effect and has not been modified or amended.

3.2 Authorization; Vote Required.

3.2.1 Subject to the approval of the Merger by the members of the Company provided for in Section 1.11 (“COMEX Member Approval”), the Company has all the power and authority necessary to enable it to execute and deliver this Agreement, and to carry out the transactions contemplated by this Agreement. The Company has all the power and the authority necessary to own, lease and operate its assets and to transact the business in which it is presently engaged. Other than COMEX Member Approval, the Company has taken all corporate actions and any other actions under applicable law necessary to authorize the execution and delivery of this Agreement and the performance by the Company of its obligations under this Agreement.

3.2.2 The only vote of record owners of any equity or membership rights in the Company necessary to approve the Merger is the affirmative vote of the record owners of at least 66 2/3% of the outstanding memberships present and voting at a meeting provided that affirmative votes are cast with respect to memberships which constitute not less than a quorum.

3.3 Binding Agreement. This Agreement is a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors’ rights generally, and (ii) that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding therefor may be brought.

3.4 Compliance with Instruments and Law.

3.4.1 Except as set forth on Schedule 3.4, neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated by this Agreement in the manner provided for in this Agreement will (i) violate any provision of the Company’s Certificate of Incorporation, By-Laws, Rules or other charter or organizational documents, or (ii) violate, result in a breach of, or constitute a default in any material respect under any provision of any material agreement or instrument to which the Company is a party or by which the Company (or any of its properties or assets) is bound, or any material provision of any applicable local, state, Federal or foreign law or any order, judgment, writ, decree, statute, rule or regulation of any court or governmental agency applicable to the Company (or any of its properties or assets).

3.4.2 Except as set forth in Schedule 3.4, to the knowledge of the Company, the Company is not in conflict with, or in default or violation of any material law, rule, regulation, order, judgment or decree applicable to the Company or by which any of its assets or properties is bound or affected.

3.5 Memberships. The only equity, voting or membership interests which the Company is authorized to issue under its certificate of incorporation are Regular Memberships, of which 772 are issued and outstanding at the date of this Agreement. Each of the Regular Memberships has been duly authorized and issued and is fully paid and nonassessable (except only for the assessment obligations provided for in the Company’s By-Laws and Rules). In addition, the Company is authorized under its Rules to issue option seats, of which 238 are outstanding, and aluminum seats, of which 12 are outstanding. The Company’s Option Members and Aluminum Members have no voting, approval or other veto rights with respect to the Merger or the other transactions contemplated by this Agreement. The Company is not a party to any agreement or bound by any obligation which requires, or upon (i) the passage of time, (ii) the payment of money or (iii) the occurrence of any other event may require, the Company to issue or sell any membership or other equity or voting interest.

3.6 Consents. Except as set forth in Schedule 3.6, no permits, consents, approvals or authorizations of, registrations, qualifications, designations, declarations or filings with, or notices to any person or entity (including, without limitation, any creditor of the Company) or any foreign, Federal or state governmental authority are required to be obtained, made or submitted by the Company in connection with the execution, delivery or performance of this Agreement, or the consummation of the transactions contemplated hereby, whether by statute, rule or regulation, by contract or otherwise.

3.7 Subsidiaries. At the date hereof, the Company has no subsidiaries, except for New-Clear Inc. Prior to the Effective Time, COMEX Clearing Association, Inc. (or a successor entity thereof) will be a subsidiary of the Company. Except as set forth in Schedule 3.7, the Company does not own or control, directly or indirectly, any corporation, partnership, business trust, association or other business entity, or any interest in any such entity.

3.8 Proxy Materials. None of the information relating to the Company that has been or will be supplied by the Company for inclusion in the Proxy Materials nor COMEX Materials (as defined below), at the time the Proxy Materials or any supplement or amendment thereto is, or any COMEX Materials are, first mailed to members of the Company, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements contained therein, in the light of the circumstances under which they are made, not misleading. “COMEX Materials” are written materials relating to the Merger (i) that are prepared by the Company subsequent to the Proxy Materials and (ii) that the Board of Directors of the Company, in the exercise of its fiduciary duty to the record owners of Regular Memberships, deems appropriate to be distributed to the members of the Company.

3.9 CFTC, Regulatory Matters. Except as set forth in Schedule 3.9, to the knowledge of the Company, the Company has complied and is in compliance in all material respects with all applicable filing, reporting and other provisions of the Commodity Exchange Act, as amended (the “Act”), and the rules and regulations of the CFTC under the Act and all orders, approvals and interpretations of the CFTC. No consent, approval, order or authorization of, or registration, declaration or filing with the CFTC is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, except for the filing of applications with the CFTC under the Act set forth on Schedule 3.9. No investigation by the CFTC, the National Futures Association or any other governmental or quasi-governmental entity with jurisdiction or supervision over the Company is pending or threatened. The Company has made available to the Buyer copies of all material correspondence with the CFTC over the past five years, including without limitation all reports or correspondence relating to or arising out of any inspection, audit, investigation or similar procedure performed by or on behalf of the CFTC during that period.

3.10 Litigation. Except as set forth in Schedule 3.10, there is no action or proceeding pending, nor to the Company’s knowledge is there any investigation pending or any action, proceeding or investigation threatened against the Company before any court or administrative agency that is reasonably likely to result, either individually or in the aggregate, in material money damages payable by the Company or in an injunction against the Company, in any material adverse change in the business, condition, affairs, operations, properties or assets of the Company or in any material liability of the Company. Except as set forth in Schedule 3.10, on the date hereof there are no actions or proceedings pending or, to the Company’s knowledge, any investigations pending or any actions, proceedings or investigations threatened, which question the validity or enforceability of any provision of this Agreement or seek to prevent or enjoin the Merger or any other of the transactions expressly contemplated hereby.

3.11 Financial Statements.

3.11.1 There have been delivered to the Buyer (i) copies of the balance sheets of the Company as of November 30, 1992, 1991 and 1990 (the November 30, 1992 balance sheet is sometimes hereinafter called the “Balance Sheet”) and the related statements of income, members’ equity and changes in financial position of the Company for the fiscal years then ended, including the related notes thereto, all certified by Coopers & Lybrand, independent certified public accountants (the November 30, 1992, 1991 and 1990 financial statements, including the Balance Sheet, are hereinafter called the “Financial Statements”), and (ii) a copy of the unaudited balance sheets of the Company as of August 31, 1993 and 1992 (the August 31, 1993 balance sheet is sometimes hereinafter called the “Interim Balance Sheet”) and the related unaudited statements of income, members’ equity and changes in financial position of the Company for the periods then ended, including the related notes thereto, if any (the August 31, 1993 and 1992 financial statements, including the Interim Balance Sheet, are sometimes hereinafter called the “Interim Statements”). The Financial Statements and, except as indicated in Schedule 3.11.1, the Interim Statements have been prepared in accordance with GAAP applied on a basis consistent with that of prior years or periods and fairly present the financial position and results of operations of the Company as of the dates of their balance sheets and for the periods indicated.

3.11.2 Except as disclosed in Schedule 3.11.2 hereto, the Company had no material obligations, liability or commitments (fixed or contingent) not shown or provided for in accordance with GAAP in the Financial Statements or the Interim Statements, as the case may be, or in the notes thereto. As of the date of the Balance Sheet, there were no outstanding loans made by the Company to any of its employees, officers or directors.

3.12 Absence of Changes. Except as set forth in Schedule 3.12, since the date of the Interim Balance Sheet, the Company has conducted its business in the ordinary course and in a manner consistent with past practice in all respects, and there has not been:

(a) any material change in the assets, liabilities, earnings, financial condition, business or operations of the Company, which individually or in the aggregate have bad or will have a material adverse effect on the Company’s assets, liabilities, earnings, financial condition, business or operations;

(b) any contractual obligation incurred in excess of $100,000, including, without limitation, financing leases or purchase money obligations, other than contractual obligations incurred in the ordinary course of business and in a manner consistent with past practice;

(c) any guaranty, endorsement, indemnity, or warranty entered into or provided, or increased or extended other than those incurred in the ordinary course of business and in a manner consistent with past practice;

(d) any damage, destruction or loss, whether or not covered by insurance, materially adversely affecting the business or the value of the properties or business of the Company;

(e) any waiver by the Company of all or any part of a material and valuable right or of a material debt owed to it;

(f) any loan made by the Company to any of its employees, officers or directors;

(g) any increase in the annual rate of compensation (other than bonuses that do not result in an increase in the Company’s severance obligations to the person to whom such bonus was paid) of any of the officers or directors of the Company other than pursuant to existing employment agreements, or any change in the severance policies or obligations of the Company;

(h) any declaration or payment of any dividend or other distribution of the assets of the Company;

(i) any material transaction involving the Company and any officer or director of the Company or any affiliate or family member of any such officer or director; or

(j) any redemption, repurchase, or other acquisition for value of its memberships by the Company or any issuance of memberships of or other voting or equity interests in the Company or of any securities convertible into or rights to acquire any such membership or other voting or equity interest or any dividend or distribution declared, set aside, or paid by the Company.

3.13 Tax Matters.

3.13.1 Definitions. For purposes of this Agreement:

(a) “Closing Agreement” means a written and legally binding agreement with a Tax Authority relating to Taxes.

(b) “Code” means the Internal Revenue Code of 1986, as amended.

(c) “IRS” means the United States Internal Revenue Service.

(d) “Tax Authority” means the IRS and any state, local, foreign or other governmental agency charged by law with the administration or collection of any Tax.

(e) “Tax Return” means a report, return, notification or other information required to be supplied to a governmental entity with respect to Taxes.

(f) “Tax Ruling” means a written ruling of a Tax Authority relating to Taxes.

(g) “Taxes” means any Federal, state, county, local or foreign taxes, charges, surcharges, fees, levies, or other assessments, including all net income, gross income, sales and use, value added, ad valorem, transfer, gains, profits, excise, franchise, real and personal property, gross receipt, capital stock, production, business and occupation, disability, employment, payroll, license, estimated, stamp, duties, imposts, severance or withholding taxes or charges imposed by any government entity, and includes any interest and penalties (civil or criminal) on or additions to any such taxes and any expenses incurred in connection with the determination, settlement or litigation of any Tax liability.

3.13.2 Tax Representations. Except as set forth on Schedule 3.13 the following representations are true and correct in all material respects:

(a) Filing of Timely Tax Returns. The Company has filed all Tax Returns required to be filed by applicable law, maintained all documents and records relating to Taxes as are required to be made or provided or maintained by it and has complied in all respects with all legislation relating to Taxes applicable to it. All Tax Returns were in all respects (and, as to Tax Returns not filed as of the date hereof, will be) true, complete and correct and filed on a timely basis. No claim has ever been made by an authority of a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(b) Payment of Taxes. The Company has, within the time and in the manner prescribed by law, paid (and until the Closing Date will pay within the time and in the manner prescribed by law) all Taxes that are due and payable.

(c) Tax Reserves. The Company has established (and until the Closing Date will maintain) on its books and records reserves adequate to pay all Taxes not yet due and payable in accordance with GAAP which are reflected in the Company’s Financial Statements and Interim Statements to the extent required. No differences exist between the amounts of the book basis and the tax basis of assets (net of liabilities) that are not accounted for by an accrual on the books for federal income tax purposes.

(d) Tax Liens. There are no Tax liens upon the assets of the Company except liens for Taxes not yet due.

(e) Extensions of Time for Filing Tax Returns. The Company has not requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed.

(f) Waivers of Statute of Limitations. The Company has not executed any outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns.

(g) Expiration of Statute of Limitations. The statute of limitations for the assessment of all Taxes has expired for all applicable Tax Returns or those Tax Returns have been examined by the appropriate taxing authorities for all periods through 1988 and no deficiency for any Taxes has been proposed, asserted or assessed against the Company that has not been resolved and paid in full.

(h) Audit, Administrative and Court Proceedings. No audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of the Company, and no Tax Authority has notified the Company that it intends to investigate its Tax affairs.

(i) Powers of Attorney. No power of attorney currently in force has been granted by the Company concerning any Tax matter.

(j) Tax Rulings. The Company has not received a Tax Ruling or entered into a Closing Agreement with any Tax Authority that would have a continuing adverse effect after the Closing Date.

(k) Availability of Tax Returns. As soon as practicable after the date hereof, the Company will make available to Buyer (to the extent then in the possession of the Company) complete and accurate copies of (i) all Tax Returns, and any amendments thereto, filed by the Company, (ii) all audit reports received from any Tax Authority relating to any Tax Return filed by the Company and (iii) any Closing Agreements entered into by the Company with any Tax Authority.

(l) Secondary Liability. No event, transaction, act or omission has occurred which could result in the Company becoming liable to pay or to bear any Tax as a transferee, successor or otherwise which is primarily or directly chargeable or attributable to any other person, firm or company. The Company has no actual or contingent liability (whether by reason of any indemnity, warranty or otherwise) to any other person in respect of any actual, contingent or deferred liability of such person to Tax.

(m) Withholding Taxes. The Company has complied (and until the Closing Date will comply) in all respects with the provisions of the Code relating to the payment and withholding of Taxes, including, without limitation, the withholding and reporting requirements under Code §§ 1441 through 1464, 3401 through 3606, and 6041 and 6049, as well as similar provisions under any other laws, and have, within the time and in the manner prescribed by law, withheld and paid over to the proper governmental authorities all amounts required in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(n) Code § 341(f). The Company has not filed (and will not file prior to the Closing) a consent pursuant to Code § 341 (f) or has agreed to have Code § 341(f)(2) apply to any disposition of a subsection (f) asset (as that term is defined in Code § 341(f)(4)) owned by the Company.

(o) Code § 168. No property of the Company is property that it or any party to this transaction is or will be required to treat as being owned by another person pursuant to the provisions of Code § 168(f)(8) (as in effect prior to its amendment by the Tax Reform Act of 1986) or is “tax-exempt use property” within the meaning of Code § 168.

(p) Code § 481 Adjustments. The Company is not required to include in income any adjustment pursuant to Code § 481(a) by reason of a voluntary change in accounting method initiated by the Company, and to the best of the knowledge of the Company, the IRS has not proposed any such adjustment or change in accounting method.

(q) Code § 338 Elections. No election under Code § 338 (or any predecessor provisions) has been made by the Company with respect to any of its assets or properties.

(r) U.S. Real Property Holding Company. The Company is not and has not been a United States real property holding company (as defined in Code § 897(c)(2)) during the applicable period specified in Code § 897(c)(l)(ii).

(s) Deductibility of Payments or Obligations. The Company is not subject to any contract, obligation or commitment under which it will or may any time hereafter be or become liable to make any payment (or provide any other amount in money in money or money’s worth) of a revenue nature which (in either such case) is not deductible, depreciable or amortizable in full in computing the income of the Company for the purpose of any Taxes on income or profits to which the Company may be subject, other than any payment relating to the acquisition of assets which is treated as having an indefinite useful life for purposes of the relevant Tax.

(t) Payments for Assets or Services. The Company has not disposed of any asset or supplied any service or business facility of any kind (including a loan of money or the letting, hiring or licensing of any property whether tangible or intangible) in circumstances where the consideration to be received for such disposal or supply will be less than the consideration deemed received for Tax purposes.

3.14 Intellectual Property Rights. Except as set forth on Schedule 3.14,

3.14.1 To the Company’s knowledge, the business of the Company does not infringe upon or violate any patents, trademarks, service names, trade names, copyrights or any other proprietary rights of any third party in any material respect.

3.14.2 To the Company’s knowledge after reasonable investigation, the Company owns or has the right to use, free and clear of all liens, charges, restrictions and claims, all patents, trademarks, service names, trade names, copyrights and all other proprietary rights, and all licenses relating to the foregoing (collectively, “Intellectual Property”), material to the conduct of the business of the Company as now conducted, without infringing upon the right or claimed right of any person under or with respect to any of the foregoing, or violating the terms or conditions of any license to which the Company is a party, in any material respect. Schedule 3.14 is a complete and accurate list of all Intellectual Property material to the conduct of the business of the Company as now conducted. None of the Company’s rights in such Intellectual Property will be materially adversely affected by the Merger and following the Merger the Initial Surviving Corporation will have substantially the same rights in all material respects in and to such Intellectual Property.

3.14.3 Except as set forth on Schedule 3.14.3, the Company is not obligated or under any liability whatsoever to make royalty or other payments to any owner, licensor of, or other claimant to, any Intellectual Property or other intangible asset, with respect to the use thereof or in connection with the conduct of the business of the Company or otherwise.

3.14.4 Except as set forth on Schedule 3.14.4, the Company has not granted any material licenses or rights with respect to its assets or its business.

3.14.5 No claim, action, proceeding, arbitration or investigation of any nature whatsoever has been commenced or overtly threatened in writing during the last two years against the Company, in respect of or concerning any of the Intellectual Property.

3.14.6 Except as set forth on Schedule 3.14.6, the Company has not commenced or threatened in writing to commence during the last two years any claim, action, proceeding or arbitration of any nature whatsoever in respect of or concerning any of the Intellectual Property, which claim, action, proceeding or arbitration has not been resolved.

3.15 Title/Sufficiency of Assets. Except as described in Schedule 3.15, the Company holds all its assets free and clear of any mortgages, liens, security interests or adverse interests (other than liens, interests and claims that do not materially detract from the value of such assets). The assets owned or leased by the Company constitute all the assets necessary for the conduct of its business as presently conducted. All equipment owned or leased by the Company is in good operating condition and repair (except for routine maintenance requirements incurred in the ordinary course of business) with no material defects known to the Company and is usable in a manner consistent with its current use.

3.16 Material Agreements. Schedule 3.16 is a complete list of all material loan agreements, credit agreements, indentures, mortgages and other instruments which evidence or provide for an obligation to repay borrowed money on the part of the Company and of all leases and other material agreements to which the Company is a party or by which it or any of its properties is bound. Except as set forth in Schedule 3.16, each of those agreements is in full force and effect and no event, act or omission on the part of the Company has occurred and, to the knowledge of the Company after due inquiry, no state of affairs exists which may result, individually or with the giving of notice or the passage of time or both, in a material default under or with respect to, or an acceleration of, any such agreement or any obligation thereunder. Except as set forth in Schedule 3.16, the consummation of the Merger and the other transactions contemplated by this Agreement will not result, individually or with the giving of notice, the passage of time or both, in a material default under or with respect to, or an acceleration of any obligations under any of those agreements or give rise to a right on the part of any party to terminate or modify the terms of any such agreement.

3.17 Insurance. Schedule 3.17 is a complete list of all material policies of insurance maintained at the date of this Agreement by the Company. All the policies of insurance listed in Schedule 3.17 are in full force and effect. The insurance listed in Schedule 3.17 is all the insurance which is required by law to be maintained with regard to the Company and its business operations.

3.18 Employees. Except as set forth in Schedule 3.18 the Company does not have any written employment agreements with any of their employees, and all of the employees of the Company are employees at will. Except as set forth in Schedule 3.18, the Company is not obligated by any agreement or by custom to provide severance compensation to any of its employees. The Company is not a party to any collective bargaining agreement or other labor union contract applicable to employees of the Company, and there is no such agreement or contract that is currently being negotiated.

3.19 Employee Benefit Plans.

3.19.1 Schedule 3.19 sets forth each employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), insurance, severance, pension, retirement, profit-sharing, medical, health, sick leave, vacation, fringe benefit, stock option plan, bonus plan, deferred compensation agreement and each other employee or independent contractor benefit or otherwise compensatory, collective bargaining or employment plan, contract, agreement, policy, fund, commitment or arrangement, whether oral or written (“Plans”), maintained or to which contributions are made by or on behalf of the Company or any entity required to be aggregated with the Company under Section 414(b), (c), (m) or (o)

of the Code or Section 4001 of ERISA (a “Controlled Group Member”) or with respect to which the Company or any Controlled Group Member has or may have any present or future obligation to contribute or other liability (the “Company Plans”). The Company has furnished to the Buyer (i) a true, correct, and complete copy of each Company Plan (including a summary, where the Company Plan is oral), including any amendments thereto, and the most recent favorable determination letters from the IRS, as applicable; (ii) all related trust agreements, insurance contracts, and other funding arrangements for each Company Plan (or, in each case in which there is no such trust, insurance or other funding arrangement, Schedule 3.19 shall so indicate); (iii) every related administrative, investment management and other arrangement; and (iv) the annual report for each Company Plan for each of the last five Plan Years and the most recent summary plan description (as supplemented by any summaries of material modifications).

3.19.2 Neither the Company nor any Controlled Group Member contributes or has ever contributed to or maintained or otherwise had an obligation to contribute to a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA. Each Company Plan has been established, operated and administered in accordance with its terms and with the applicable provisions of ERISA, the Code and all other Federal and state laws (including without limitation Section 401(a) of the Code and any other Code provisions with respect to which compliance is required to obtain any and all intended favorable tax treatment) in all material respects. Each Company Plan intended to be qualified under Section 401(a) of the Code is so qualified, and each Company Plan intended to receive other favorable tax treatment under the Code receives such treatment. There are no Company Plans that are discriminatory for purposes of Section 105(h) of the Code. No Company Plan is intended to satisfy Section 125 of the Code.

3.19.3 Each Company Plan subject to Section 412 of the Code, Part 3 of Title I of ERISA or Title IV of ERISA had accrued benefits the present value of which did not exceed the then current value of such Plan’s assets as of such Plan’s latest valuation date, based upon the actuarial assumptions used for funding purposes in the actuarial report prepared by such Plan’s actuary with respect to such Plan as of such valuation date, and the Company has no knowledge and no reason to know that such does not continue to be the case determined as of the date hereof. No condition exists with respect to any Plan that could result in liability under Section 4069 or 4212(c) of ERISA, or any other provision of Title IV of ERISA, or Section 412 of the Code or any related excise tax provision, to the Company or, by virtue of the transactions contemplated hereby, to the Buyer or any of its affiliates. No condition exists with respect to any Plan that has resulted or could result in a lien or other security interest under Section 401(a)(29) of the Code or under ERISA with respect to any property of the Company or, by virtue of the transactions contemplated hereby, of the Buyer or any of its affiliates. There are, and for the last five years have been, no “reportable events” for purposes of ERISA with respect to which the applicable notice provisions have not been waived. There are no accumulated funding deficiencies with respect to any Company Plan, whether or not waived.

3.19.4 With respect to each Company Plan:

(a) all contributions or payments to, or under, each Company Plan required by law or by the terms of any Company Plan, contract or agreement required to have been made at this time have been made;

(b) the Company is in material compliance with Section 4980B of the Code and Part 6 of Title I of ERISA (collectively, “COBRA”) and any other applicable state or federal law relating to continuation of benefits, and no event or condition exists with respect to any Company Plan which could subject the Company to a material tax under Section 4980B of the Code, and, for plan years beginning before December 31, 1988, each such Company Plan materially complied with the requirements of then Section 162(k) of the Code, to the extent applicable;

(c) except as may be provided in Section 5.9(a), each such Company Plan may be amended or terminated by the Company without liability to the Company, employees, former employees or others on or after the date hereof (other than with respect to benefit liabilities that are accrued under any such Company Plan as of the date of the amendment or termination), COBRA liabilities, if applicable, and, in the case of a tax qualified Plan, any additional vesting required upon termination by the Plan or by law;

(d) except as set forth on Schedule 3.19, no medical, life or death benefits are provided to retirees or other terminated employees or independent contractors, except as may be, and to the extent, required under COBRA; provided that (i) with respect to any such benefits described on Schedule 3.19, the nature and cost thereof, and the covered group, are described thereon and (ii) to the best knowledge of the Company, the members of the covered group do not have existing health problems that would reasonably cause the Company to conclude that such costs are a materially misleading indication of future costs to the Company;

(e) no prohibited transaction within the meaning of Section 406 of ERISA has been committed for which the Company or any Company Plan could be subject to a liability for either a civil penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code, or to any other liability or other burden under ERISA; and

(f) no matter is currently pending with the IRS, Department of Labor, Pension Benefit Guaranty Corporation, or other Federal or state government agency, except for routine filings and applications.

3.19.5 To the best of the Company’s knowledge, there is no pending or threatened suit or proceeding involving the Company Plans or employees with respect to which the Company would have liability, nor is there a basis for any such suit or proceeding. The Company has no liability with respect to any Company Plans that has not been fully taken into account and properly accrued for in accordance with GAAP on the Company’s financial statements. No event has occurred and no condition exists, with respect to any Plan, that has subjected or could subject the Company or the Buyer or any of its affiliates (by virtue of the transactions contemplated hereby), or any Company Plan, to any tax, fine, penalty or other liability (other than, in the case of the Company or a Company Plan, a liability arising in the normal course to make contributions or payments, as applicable, when ordinarily due under a Company Plan). No Plan, other than the Plans set forth on Schedule 3.19.5, is or will be directly or indirectly binding on the Buyer or any of its affiliates by virtue of the transactions contemplated hereby, other than as a result of acts which are (i) acts of the Buyer not provided for herein or (ii) acts of others not known by the Company (or future acts not currently known of by the Company) and beyond the control of the Company.

3.19.6 Except as may be provided in Section 5.9(a), no Plan exists which could result in the payment of money or any other property or rights, or accelerate or provide any other rights or benefits, to any current or former employee of or other current or former service provider to the Company that would not have been required but for the transactions provided for herein, and the Company is not a party to any plan, program, arrangement or understanding that would result, separately or in the aggregate, in the payment (whether in connection with any termination of employment or otherwise) of any “excess parachute payment” within the meaning of Section 280G of the Code with respect to a current or former employee of, or current or former independent contractor to, the Company.

3.20 Licenses and Permits. The Company has all material licenses and permits from all governmental authorities which are necessary to permit it to conduct its business as it is being conducted at the date of this Agreement. Schedule 3.20 is a complete list of all material licenses and permits from all governmental authorities which the Company holds at the date of this Agreement.

3.21 Investment Bankers’ Fees. The Company has not incurred, and will not incur, any liability for any investment banking, business consultant, brokerage or finders’ fees or commissions in connection with the transactions contemplated by this Agreement, except for fees and expenses payable to BFM Advisory L.P. pursuant to the agreement set forth on Schedule 3.21, which will be paid by the Buyer or the Company in accordance with Section 5.15. The Company has no obligation to use the services of BFM Advisory L.P. following the Effective Time.

3.22 Other Information. No representation or warranty by the Company contained in this Agreement or in any certificate, exhibit or document furnished or to be furnished to the Buyer by the Company pursuant to this Agreement contains or will contain any willful untrue statement of a material fact or knowingly or willfully omits or will omit to state any material fact necessary to make the statements contained herein or therein not misleading.

3.23 No Implied Representations. The parties hereto acknowledge that the Company is not making any representation or warranty whatsoever, express or implied, except those representations and warranties explicitly set forth in this Article III or in any certificate, schedule to this Agreement or document expressly contemplated hereby which is delivered by or on behalf of the Company in connection herewith.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER AND NEWCO

The Buyer and NewCo represent and warrant to the Company as follows:

4.1 Corporate Status. Each of the Buyer and NewCo is a Type A corporation duly organized and in good standing under the laws of the NPCL. The Buyer and NewCo are qualified to do business as foreign corporations in each state in which they are required to be qualified, except states in which the failure to qualify, in the aggregate, would not have a material adverse effect on the financial condition or operations of the Buyer or Newco.

4.2 Authorization: Vote Required. Subject to the approval of the Merger by the members of the Buyer provided for in Section 1.11 (“NYMEX Member Approval” and, collectively with COMEX Member Approval, “Member Approval”), each of the Buyer and NewCo has all the power and authority necessary to enable it to execute and deliver this Agreement, and to carry out the transactions contemplated by this Agreement. The Buyer and NewCo have all the power and the authority necessary to own, lease and operate their respective assets and to transact the business in which they are presently engaged. The Buyer and NewCo have taken all corporate actions necessary to authorize and perform the transactions contemplated by this Agreement. The only vote of the record owners of any equity or membership rights in the Buyer and NewCo necessary to approve the Merger is the affirmative vote of a majority and 66 2/3%, respectively, of the outstanding memberships present and entitled to be voted at a meeting.

4.3 Binding Agreement. This Agreement is a legal, valid and binding agreement of the Buyer and NewCo, enforceable against each of them in accordance with its terms, except (i) to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors’ rights generally, and (ii) that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding therefor may be brought.

4.4 Compliance with Instruments and Law.

4.4.1 Neither the execution and delivery of this Agreement by the Buyer or Newco nor the consummation of the transactions contemplated by this Agreement in the manner provided for in this Agreement will (i) Materially violate any provision of their respective organizational documents, or (ii) Materially violate, result in a breach of, or constitute a default under any provision of any material agreement or instrument to which the Buyer or Newco is a party or by which the Buyer or Newco (or any of their properties or assets) is bound, or any material provision of any applicable local, state, Federal or foreign law or any order, judgment, writ, decree, statute, rule or regulation of any court or governmental agency applicable to the Buyer or Newco or any of their respective subsidiaries (or any of their properties or assets).

4.4.2 Except as set forth in Schedule 4.4, to the knowledge of the Buyer, neither the Buyer nor NewCo is Materially in conflict with, or in default or violation of any law, rule, regulation, order, judgment or decree applicable to the Buyer or Newco or by which any of their respective assets or properties are bound or affected.

4.5 Consents. Except as set forth in Schedule 4.5, no permits, consents, approvals or authorizations of, registrations, qualifications, designations, declarations or filings with, or notices to any person or entity (including, without limitation, any stockholder or creditor of the Buyer or NewCo) or any foreign, Federal or state governmental authority are required to be obtained, made or submitted by the Buyer or NewCo in connection with the execution, delivery or performance of this Agreement, or the consummation of the transactions contemplated hereby.

4.6 Litigation. Except as set forth in Schedule 4.6, there is no Material action or proceeding pending, nor to the Buyer’s knowledge, is there any Material investigation pending, or any action, proceeding or investigation threatened against the Buyer or any of its subsidiaries before any court or administrative agency. Except as set forth in Exhibit 4.6, on the date hereof there are no actions or proceedings pending or, to the Buyer’s knowledge, any investigations pending or any actions, proceedings or investigations threatened, which question the validity or enforceability of any provision of this Agreement or seek to prevent or enjoin the Merger or any other of the transactions contemplated hereby.

4.7 CFTC, Regulatory Matters. Except as set forth in Schedule 4.7, to the knowledge of the Buyer, the Buyer has complied and is in compliance with all applicable Material filing, reporting and other provisions of the Act and the rules and regulations of the CFTC under the Act and all orders, approvals and interpretations of the CFTC. No consent, approval, order or authorization of, or registration, declaration or filing with the CFTC is required by or with respect to the Buyer in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, except for the filing of applications with the CFTC under the Act set forth on Schedule 4.7. No investigation by the CFTC, the National Futures Association or any other governmental or quasi-governmental entity with jurisdiction or supervision over the Buyer is pending or threatened. The Buyer has made available to the Company copies of all Material correspondence with the CFTC over the past three years, including without limitation all reports or correspondence relating to or arising out of any inspection, audit, investigation or similar procedure performed by or on behalf of the CFTC during that period.

4.8 Financial Statements.

4.8.1 There have been delivered to the Company (i) copies of the balance sheets of the Buyer as of December 31, 1992, 1991 and 1990 (the December 31, 1992 balance sheet is sometimes hereinafter called the “NYMEX Balance Sheet”) and the related statements of income, members’ equity and changes in financial position of the Buyer for the fiscal years then ended, including the related notes thereto, all certified by Coopers & Lybrand, independent certified public accountants (the December 31, 1992, 1991 and 1990 financial statements, including the NYMEX Balance Sheet, are hereinafter called the “NYMEX Financial Statements”), and (ii) a copy of the unaudited balance sheets of the Buyer as of September 30, 1993 and 1992 (the September 30, 1993 balance sheet is sometimes hereinafter called the “NYMEX Interim Balance Sheet”) and the related unaudited statements of income, members’ equity and changes in financial position of the Buyer for the periods then ended, including the related notes thereto, if any (the September 30, 1993 and 1992 financial statements, including the NYMEX Interim Balance Sheet, are sometimes hereinafter called the “NYMEX Interim Statements”). The NYMEX Financial Statements and, except as indicated in Schedule 4.8, the NYMEX Interim Statements have been prepared in accordance with GAAP applied on a basis consistent with that of prior years or periods and fairly present the financial position and results of operations of the Buyer as of the dates of their balance sheets and for the periods indicated.

4.8.2 Except as set forth in Schedule 4.8, the Buyer has no Material obligation, liability or commitment not disclosed in the NYMEX Financial Statements previously furnished to the Company.

4.9 Absence of Changes. Except as set forth in Schedule 4.9, since the date of the most recent balance sheet provided by the Buyer to the Company, there has not been any Material adverse change in the assets, liabilities, earnings, financial condition, business or operations of the Buyer.

4.10 Licenses and Permits. The Buyer has all Material licenses and permits from all governmental authorities which are necessary to permit it to conduct its business as it is being conducted at the date of this Agreement.

4.11 Proxy Materials. None of the information relating to the Buyer that has been or will be supplied by the Buyer for inclusion in the Proxy Materials, at the time the Proxy Materials or any supplement or amendment thereto is first mailed to members of the Company, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they are made, not misleading; provided, however, the Buyer makes no representation, and shall not at any time be deemed to have made any representation, as to any COMEX Materials.

4.12 “Material”; “Materially”. For the purposes of this Article IV (other than Section 4.11), a fact, state of affairs or other matter is “Material” or affects the Buyer “Materially” only if it (i) significantly and adversely affects the probability that the members of the Company will enjoy the trading privileges provided for in this Agreement, the New COMEX By-Laws or the New COMEX Rules following the Effective Time; or (ii) compromises the integrity of the Buyer as a commodities/futures market to a degree which substantially impairs the ability of the Buyer to function as an institution at levels comparable to those it recently has experienced.

ARTICLE V

OTHER AGREEMENTS

5.1 No Solicitation. From the execution of this Agreement, the Company shall not, and shall not permit any of its officers, directors or representatives (including any investment bankers) to, directly or indirectly, solicit, encourage, initiate or continue any discussions with, or, subject to the fiduciary duties of the Board of Governors of the Company, furnish any information to, any person or entity other than the Buyer, Newco and their officers, employees and agents regarding any merger, sale of all or any significant portion of assets, sale of equity interests or similar transaction involving the Company. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any executive officer of the Company, whether or not such person is purporting to act on behalf of the Company or otherwise, shall be deemed to be a breach of this Section 5.1 by the Company. From the execution of this Agreement, the Company will notify the Buyer immediately upon receipt of any indication of interest, inquiry, offer or proposal which relates in any way to any such merger, sale or other transaction, and shall indicate in reasonable detail the identity of the parties in question and, subject to the fiduciary duties of the Board of Governors of the Company, the substance of all communications with those parties. Nothing in this Section 5.1 shall prohibit the Company from responding to an unsolicited invitation or offer by a third party to engage in negotiations by advising the third party making the invitation or offer of the consequences of a breach of this Section 5.1 and indicating that the Company will commence discussions only if the third party agrees to such conditions as may be established by the Company.

5.2 Conduct of Business Prior to Closing. Except as otherwise provided in this Agreement or required by the CFTC or otherwise consented to by the Buyer in writing, from and after the date of this Agreement the Company shall comply with each of the following:

(a) Its business shall be conducted only in the ordinary and usual course, it shall use best efforts to keep intact its business organization and goodwill, keep available the services of its respective officers and employees and maintain good relationships with suppliers, lenders, creditors, employees, customers, and others having business or financial relationships with it, and it shall use its best efforts to notify the Buyer as soon as practicable of any event or occurrence or emergency material to, and not in the ordinary and usual course of business of, it.

(b) It shall not (i) amend its Certificate of Incorporation, By-Laws or Rules, (ii) split, combine or reclassify any of its outstanding memberships or declare, set aside, or pay any dividend or other distribution on or make or agree or commit to make any exchange for or redemption of any memberships payable in cash, stock, or property or (iii) create any additional privilege to engage in proprietary or other trading of any contracts on the Commodity Exchange, Inc.

(c) It shall not (i) issue or agree to issue any additional memberships of, or rights of any kind to acquire any equity or voting interests in, the Company or (ii) enter into any contract, agreement, commitment, or arrangement with respect to any of the foregoing, except that it shall have the right to issue or sell additional Regular Memberships so long as the total number of Regular Memberships outstanding at any time does not exceed 772.

(d) It shall not (i) create, incur, or assume any long-term or short-term indebtedness for money borrowed, (ii) issue, make or extend any guarantees of any indebtedness or (iii) make any capital expenditures or commitment for capital expenditures, except in each case in the ordinary course of business and consistent with past practice. It shall not create, incur or assume (i) any indebtedness outside the ordinary course of business or (ii) any indebtedness for borrowed money or capitalized leases, unless such indebtedness would be taken into account as a liability in computing Adjusted Liquid Net Worth.

(e) It shall not, except as may be required by law or to retain a Plan’s tax qualified status (i) adopt, enter into or amend any bonus, profit-sharing, compensation, pension, retirement, deferred compensation, employment, severance, termination, or other employee benefit plan, policy, agreement, trust fund, or arrangement for the benefit or welfare of any officer, director, member or employee, (ii) agree to any increase in the compensation payable or to become payable to, or any increase in the contractual term of employment of, any officer or director, (iii) agree to any increase in the compensation payable or to become payable to employees generally or (iv) institute or amend any severance plan or policy.

(f) It shall not sell, lease, mortgage, encumber or otherwise dispose of or grant any interest in any of its assets or properties, except for sales, encumbrances, and other dispositions or grants of interests in assets other than fixed assets which are made in the ordinary course of business and consistent with past practice and except for liens for taxes not yet due or liens or encumbrances that are not material in amount or effect and do not impair the use of the property, or as specifically provided for or permitted in this Agreement.

(g) It shall not enter into, terminate or amend any material contract, agreement, commitment, or understanding if such entry into, termination or amendment would have a material adverse effect on the Company’s assets, liabilities, earnings, financial condition, business or operations.

(h) It shall not enter into any agreement, commitment, or understanding, whether in writing or otherwise, with respect to any of the matters referred to in subparagraphs (a) through (g) above if such agreement, commitment or understanding would have a material adverse effect on the Company’s assets, liabilities, earnings, financial condition, business or operations.

(i) Except for any breach previously disclosed to the Buyer on any Schedule to this Agreement that may exist on the date of this Agreement, it shall comply with all material laws and regulations applicable to it and its operations.

(j) It shall maintain in full force and effect insurance coverage in an amount not less than that presently in effect. The Company shall immediately notify Buyer in the event any insurance coverage is reduced or eliminated.

(k) It shall not take any action (even if otherwise permitted under the Agreement) if the action would or reasonably may be expected to result in any of the Company’s representations or warranties in this Agreement being untrue or in any of the conditions set forth in Article VI not being satisfied.

5.3 No Publicity. Except as otherwise required by law, for so long as this Agreement is in effect, neither the Buyer nor the Company shall issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement without prior consultation with the other party.

5.4 Notification of Changes. The parties to this Agreement shall notify the others promptly if any representation contained in this Agreement or if any information contained in any schedule to this Agreement ceases to be true and correct as of any subsequent date.

5.5 Access to Information: Cooperation in Developing Consolidation Plan. The Company shall afford to the Buyer and to the Buyer’s accountants, counsel and other representatives throughout the period prior to the Closing Date reasonable access during normal business hours to the business and properties of the Company, including its books, contracts, commitments, records (including but not limited to tax returns), files, reports, audit work papers, personnel, and other relevant information pertaining thereto, and all other facilities or materials which relate in any way to the business of the Company, and the Company shall cooperate with the Buyer in connection with calculations prepared under Section 1.8.3. During such period, the Company shall furnish promptly to the Buyer (i) a copy of each report, schedule and other document filed or received by it during such period pursuant to the requirements of the CFTC, and (ii) all other information concerning its business, properties and personnel as the Buyer may reasonably request. Throughout the period prior to the Closing Date, the Company shall make available to the Buyer and its representatives such of the Company’s officers, employees, consultants and other personnel as the Buyer may request for the purpose of providing information and of formulating plans and arrangements for the consolidation of the businesses of the Buyer and the Company. The Buyer agrees that all Information (as defined in the letter agreement dated May 14, 1993 (the “Confidentiality Agreement”)) between the Buyer and the Company) shall be maintained in strict accordance with the terms and conditions of the Confidentiality Agreement. Notwithstanding anything to the contrary in this Agreement, the Company shall use its reasonable best efforts prior to the COMEX Special Meeting to obtain the consent of Coffee, Sugar & Cocoa Exchange, Inc., New York Cotton Exchange and New York Futures Exchange, Inc. to provide, and after the first to occur of obtaining such consents or COMEX Member Approval shall provide, a copy of the agreement referred to in Section 8.l(j)(i) to: (x) Pollack & Kaminsky within two days after the later of the date of this Agreement and the date that a confidentiality agreement (the “Pollack Agreement”) has been executed by Pollack & Kaminsky which is satisfactory to the Company and contains provisions (i) whereby, in the event the transactions contemplated by this Agreement are not consummated, Pollack & Kaminsky agrees not to represent the Buyer or any of its affiliates in negotiations with New York City to enter into an agreement to relocate in New York City, (ii) whereby prior to the delivery referred to in clause (y) of this paragraph. Pollack & Kaminsky shall not furnish copies of such agreement to the Buyer or disclose the substance of the terms thereof to the Buyer except in accordance with the Pollack Agreement and (iii) permitting Pollack & Kaminsky to furnish the Buyer its view of the agreement referred to in Section 8.1(j)(i) with respect to the standards set forth in Section 8.1(j)(A) of this Agreement or otherwise pursuant to terms generally found in confidentiality agreements and (y) the Buyer not later than immediately following the COMEX Member Approval. Notwithstanding anything to the contrary in this Agreement, the Company shall provide a copy of the agreement referred to in Section 8.1(j)(ii) to: (x) Pollack & Kaminsky within two days after the later of the date of this Agreement and the date that a confidentiality agreement (the “Second Pollack Agreement”) has been executed by Pollack & Kaminsky which is satisfactory to the Company and contains provisions (i) whereby, in the event the transactions contemplated by this Agreement are not consummated, Pollack & Kaminsky agrees not to represent the Buyer or any of its affiliates in negotiations with Texas Instruments Incorporated or the Company to enter into an agreement with respect to hand-held technology, (ii) whereby prior to the delivery referred to in clause (y) of this paragraph, Pollack & Kaminsky shall not furnish copies of such agreement to the Buyer or disclose the substance of the terms thereof to the Buyer except in accordance with the Second Pollack Agreement and (iii) permitting Pollack & Kaminsky to furnish the Buyer its view of the agreement referred to in Section 8.1(j)(ii) with respect to the standards set forth in Section 8.1(j)(A) of this Agreement or otherwise pursuant to terms generally found in confidentiality agreements and (y) the Buyer not later than immediately following the COMEX Member Approval. The provisions of the Pollack Agreement and the Second Pollack Agreement may be contained in one document.

5.6 Officers’ and Directors’ Indemnification, Insurance. The Buyer agrees that all rights to indemnification now existing or hereafter arising before the Effective Time, in favor of the employees, agents, governors or officers of the Company (together with the Company, individually the “Indemnified Party,” and collectively the “Indemnified Parties”) as provided in its certificate of incorporation or by-laws or otherwise in effect on the date hereof or before the Effective Time, shall survive the Merger and shall continue in full force and effect after the Effective Time. Following the Effective Time, the Buyer will cause the Initial Surviving Corporation to, and, in the event of a merger, consolidation, sale of all or substantially all the assets, reorganization, recapitalization, restructuring, spin-off, financing or other extraordinary transaction involving either or both of the Initial Surviving Corporation, the Buyer or any successor of either of them, then the Initial Surviving Corporation, the Buyer or the successor of either of them, as the case may be, shall, periodically (and at least quarterly) reimburse an Indemnified Party for its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith) incurred in connection with any action, proceeding or investigation brought against or involving such Indemnified Party and in respect of which the Indemnified Party is entitled to indemnification hereunder, including any such actions, proceedings or investigations arising out of events occurring on or before the Effective Time.

The Buyer and the Initial Surviving Corporation shall cause to be maintained in effect for a period ending no sooner than the sixth anniversary of the Effective Time, at no expense to the beneficiaries thereof and to the extent commercially available in the United States, directors’ and officers’ liability insurance providing at least the same coverage with respect to the Company’s officers and directors as the current policies maintained by or on behalf of the Company, and containing terms and conditions which are substantially no less advantageous, with respect to matters occurring prior to the Effective Time (to the extent such insurance is currently available with respect to such matters). In the event any claim is made against present or former directors, officers or employees of the Company that is covered or potentially covered by insurance, the Initial Surviving Corporation and the Buyer shall do nothing that would forfeit, jeopardize, restrict or limit the insurance coverage available for that claim until the final disposition of that claim.

The Buyer and the Initial Surviving Corporation shall cause to be maintained in effect, at no expense to the beneficiaries thereof, liability insurance providing at least the same coverage with respect to the COMEX Governors Committee as the current policies maintained by or on behalf of the Company with respect to the Board of Governors of the Company, and containing terms and conditions which are substantially no less advantageous, with respect to matters occurring after the Effective Time (to the extent such insurance is currently available with respect to such matters). In the event any claim is made against the COMEX Governors Committee that is covered or potentially covered by insurance, the Initial Surviving Corporation and the Buyer shall do nothing that would forfeit, jeopardize, restrict or limit the insurance coverage available for that claim until the final disposition of that claim.

The provisions of this Section 5.6 are intended to be for the benefit of, and shall be enforceable by, each indemnified party and his or her heirs and representatives.

5.7 Best Efforts. Subject to the terms and conditions of this Agreement, the Company and the Buyer each shall use its best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Merger and the transactions contemplated by the Agreement, subject to Member Approval, including cooperating fully with the other party, including the provision of information and making of all necessary filings under the HSR Act. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest after the Effective Time the Initial Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of the Company prior to the Effective Time, the proper officers and directors of the Buyer and the Company shall take all such necessary action.

5.8 Headquarters; Floor Reconfiguration. The Buyer agrees that in the event the Buyer moves its headquarters and trading operations to a new location, the Buyer will cause the trading facilities relating to the COMEX Division (i) to be located in such new location and (ii) to be substantially similar to the NYMEX facilities at such new location. The Buyer shall not make any changes to the Four World Trade Center (“4 WTC”) floor space of the COMEX Division of the Buyer for any of the Buyer’s existing products other than platinum/palladium. Notwithstanding the foregoing, the Buyer agrees that it shall not undertake any potential 4 WTC floor reconfiguration that will impair the ability of members of the COMEX Division of the Buyer to conduct business in a manner substantially the same as that to which they are accustomed.

5.9 COMEX Members.

(a) COMEX MRRP. Prior to the Effective Time, the Company shall cause the COMEX MRRP to be amended to provide as set forth in Schedule 5.9.

(b) Other Benefits of COMEX Members. The Buyer shall provide members of the COMEX Division of the Buyer who are record owners of Regular Memberships with life insurance, disability, health and other welfare benefit plans, programs, policies and arrangements other than the COMEX MRRP (each, a “COMEX Member Benefit”) no less favorable in the aggregate than those provided by the Buyer to its other members. The Buyer shall provide owners of COMEX Option Memberships with life insurance, disability, health and other welfare benefit plans, programs, policies and arrangements other than the COMEX MRRP (each a “COMEX Option Member Benefit”) no less favorable in the aggregate than those provided by the Company prior to the Effective Time (or amended ratably with COMEX Member Benefits). Notwithstanding the foregoing, the Buyer shall be required to provide any person who is a member of the COMEX Division or a COMEX Option Member and the NYMEX Division, only the COMEX Member Benefit or COMEX Option Member Benefit or the corresponding life insurance, disability, health or other welfare benefit plans; programs, policies or arrangements in respect of the Buyer’s members (each, a “NYMEX Member Benefit”), whichever is greater. In the event the Buyer cancels or discontinues any NYMEX Member Benefit, it may cancel or discontinue the corresponding COMEX Member Benefit and/or COMEX Option Member Benefit (such cancellation or discontinuance of the COMEX Member Benefit and/or COMEX Option Member Benefit shall be effective following any subsequent five-year period during which the Buyer has not paid any dividend or made any distribution to members of the Buyer as a class or their successors as a class other than pursuant to a bona fide benefits program, including the Buyer’s Members Retention and Retirement Plan (but excluding any profit sharing plan for members of the Buyer), provided that if a NYMEX Member Benefit is subsequently reinstated, the provisions of this paragraph 5.9(b) shall apply as if the NYMEX Member Benefit had not been previously cancelled or discontinued). The Buyer shall not be required to make payments in any year to fund any such corresponding COMEX Member Benefit or COMEX Option Member Benefit in an amount greater than the amount that the Buyer paid to fund such COMEX Member Benefit or COMEX Option Member Benefit during the year preceding the time the Buyer canceled or discontinued any NYMEX Member Benefit, provided that if a NYMEX Member Benefit is subsequently reinstated, the provisions of the first two sentences of this paragraph 5.9(b) shall take precedence over this sentence.

5.10 Severance Plans for Company Employees. For one year after the Effective Time, the Buyer shall not amend or terminate any of the severance and termination plans, programs, policies and arrangements listed in Schedule 5.10 to the extent the details thereof have been disclosed on Schedule 5.10 (the “Severance Plans”) to the detriment of any individual who was an employee of the Company immediately prior to the Effective Time, except as may be required by law. With respect to all employees of the Company whose employment is terminated within the one-year period immediately following the Effective Time, the Buyer shall honor such Severance Plans. Further, the Buyer, until the first anniversary of the Effective Time, shall provide, except as may be provided by law, including, without limitation, the tax laws, any such terminated employee with the equivalent of the Company’s current customary auxiliary benefits during the employee’s severance period; provided, however, that no auxiliary benefits regarding any tax-qualified plans or plans otherwise tested for discrimination under the Code shall be required to be provided under this sentence.

5.11 Other Benefit Arrangements of Company Employees. Following the Effective Time, the Buyer shall provide the persons who were employees of the Company immediately prior to the Effective Time, for so long as those persons are employed by the Buyer (or the Initial Surviving Corporation or an affiliate of the Buyer), with employee benefits, programs, policies and arrangements no less favorable than those provided by the Buyer from time to time to its employees in comparable positions. After the Effective Time, the Buyer shall honor the post-retirement medical benefit commitments listed in Schedule 3.19.

5.12 Crediting Service of Company Employees. If any person who is an employee of the Company immediately prior to the Effective Time becomes a participant in any employee benefit plan, program, policy or arrangement of the Buyer (or the Initial Surviving Corporation or an affiliate of the Buyer), such employee shall be given credit under such plan for all service prior to the Effective Time with the Company for purposes of eligibility and vesting and for all other purposes for which such service is either taken into account or recognized; provided, however, that such service need not be credited to the extent it would result in a duplication of benefits, including, without limitation, benefit accrual service under defined benefit plans; and provided, further, that such crediting shall not be required if not permitted by law (including, without limitation, any Code provision compliance with which is required for plan tax-qualification) without the need to increase benefits or enhance any other plan terms, or provide equivalent treatment in any manner, with respect to any individual who is not such an employee.

5.13 Second Stage Merger.

5.13.1 Following the Merger, the Buyer will not cause or permit the merger or consolidation of the Initial Surviving Corporation with and into the Buyer or the liquidation or dissolution of the Initial Surviving Corporation into the Buyer (any of the foregoing, a “Second Stage Merger”) unless and until one of the following conditions have been satisfied:

(a) The Buyer and the COMEX Governors Committee shall have received a private letter ruling from the IRS, which ruling shall set forth a conclusion to the effect that the Second Stage Merger will not itself cause the COMEX Regular Members to realize taxable income or to have any loss disallowed that would otherwise have been deductible for Federal income tax purposes; or

(b) The effective time of the Second Stage Merger shall be not sooner than three years after the Effective Time and the Buyer shall have received an opinion of counsel, which may be Rogers & Wells, or if another counsel, a counsel reasonably acceptable to the COMEX Governors Committee, to the effect that the Second Stage Merger will not (as opposed to “should not,” “is not likely to,” “may not” or words to similar effect) cause the COMEX Regular Members to realize taxable income or to have any loss disallowed that would otherwise have been deductible for Federal income tax purposes.

5.13.2 The Buyer and the Initial Surviving Corporation shall not enter into any agreement, understanding or obligation with respect to the Second Stage Merger unless such agreement, understanding or obligation provides that every covenant, agreement or obligation of the Buyer for the benefit of the owners of Regular Memberships, Option Memberships and Aluminum Memberships contained in this Agreement, the New COMEX Rules and the New COMEX By-laws shall be assumed by the Buyer as the surviving corporation in the Second Stage Merger (or by the other entity, if any, which is the surviving corporation).

5.13.3 Notwithstanding Sections 5.13.1 and 5.13.2, the Buyer may cause the merger or consolidation of the Initial Surviving Corporation with and into any subsidiary of the Buyer (in corporate, partnership, limited partnership or any other form) or the liquidation or dissolution of the Initial Surviving Corporation into any subsidiary of the Buyer (in corporate, partnership, limited partnership or any other form), in connection with the conversion of the Initial Surviving Corporation to “for-profit” status or any other bona fide corporate purpose, but only upon the receipt of an opinion of Rogers & Wells, or if another counsel, a counsel reasonably acceptable to the COMEX Governors Committee, to the effect that such merger or consolidation will not (as opposed to “should not,” “is not likely to,” “may not” or words to similar effect) cause the COMEX Regular Members to realize taxable income or to have any loss disallowed that would otherwise have been deductible for Federal income tax purposes.

5.14 Distribution of Proxy Materials. Subject to Section 1.12, the Company agrees to distribute to the COMEX Members those Proxy Materials that are prepared by the Buyer. The Company agrees not to distribute any COMEX Materials, unless (i) the Company shall have actually furnished to, or in good faith shall have used its reasonable best efforts to actually furnish to, at least one person named on Schedule 5.14 written notice, which notice shall include a copy of the COMEX Materials, at least 24 hours prior to the date such COMEX Materials are to be distributed and (ii) the Company cooperates with the Buyer to permit the Buyer to prepare and distribute to the Company’s Members a supplement or addendum to the Proxy Materials in connection with any such COMEX Materials; provided, however, that the Company shall have no obligation to delay (except as set forth in clause (i) of this Section) or to refrain from distributing the COMEX Materials.

5.15 Opinion of Company Financial Advisor. The Company shall obtain prior to the Closing the opinion of BFM Advisory L.P. or another mutually agreed to financial advisor with respect to the fairness from a financial point of view of the Merger Consideration to be received by the Company’s Regular Members. In the event the Merger is consummated, the fees, costs and expenses of the financial advisor in connection with rendering such opinion shall be borne by the Buyer. In the event the Merger is not consummated, the fees, costs and expenses of the financial advisor in connection with rendering such opinion shall be borne by the Company.

5.16 Equity Interests in the COMEX Division of the Buyer. So long as the Buyer has an obligation to make Deferred Cash Payments, the Buyer agrees not to (i) issue or agree to issue any memberships of, or rights of any kind to acquire any equity interests in, the COMEX Division of the Buyer or (ii) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing if the effect of the foregoing would reduce the Deferred Cash Payments payable to the COMEX Regular Members or their successors.

5.17 NYMEX ACCESSSM. If and when options contracts that are traded on Commodity Exchange Inc. immediately prior to the Effective Time are listed on NYMEX ACCESS, the Buyer will take all steps reasonably necessary to allow such contracts to be traded on NYMEX ACCESS by owners of Regular COMEX Division regular memberships and option members. Thereafter, option members may be granted such trading privileges in options contracts listed on NYMEX ACCESS as may be determined by the Buyer on a case-by-case basis. As soon as reasonably practicable after the Effective Time, the Buyer shall take all steps reasonably necessary to cause gold, silver and copper futures contracts that are traded on the COMEX Division of the Buyer to be listed on NYMEX ACCESS and to allow such contracts to be traded on NYMEX ACCESS by owners of Regular COMEX Division regular memberships. Pursuant to rules substantially similar to those applicable to members of the Buyer, owners of COMEX Division regular memberships may lease or license their electronic trading privileges separately from their regular trading privileges and owners of COMEX Division regular memberships and option members (to the extent that options that they are permitted to trade are listed) may exercise electronic trading privileges.

5.18 Clearing and Trade Processing Matters. The Buyer shall undertake to integrate the clearing and trade processing operations of the Company into the Buyer as soon as reasonably practicable after the Closing. Two COMEX Division regular memberships will be required to clear contracts traded on the COMEX Division, and two regular memberships in the Buyer will be required to clear contracts traded on the NYMEX Division of the Buyer. Two COMEX Division regular memberships and two regular memberships in the Buyer will be required to clear contracts that are not New Energy Contracts or New Metals contracts (each as defined in the New COMEX By-Laws). The Buyer will take all steps reasonably practicable to make financial requirements uniform for clearing member firms. Following the Closing, the Buyer will undertake to maintain separate guaranty funds associated with each membership division’s clearing members, provided that any changes to that structure will be at the discretion of the Board of Directors of the Buyer. The Buyer will use its reasonable best efforts to ensure that clearing member liability in connection with potential assessments on defaults will be based upon trades cleared in particular contracts as set forth on Schedule 5.18. The Buyer will use its reasonable best efforts to ensure that the COMEX Division of the Buyer will move to a gross margining system. Except as provided in the New COMEX By-Laws and the New COMEX Rules, nothing in this Agreement shall limit the Buyer’s ability to convert the COMEX audit trail system to the pit card system or any other system whatsoever.

5.19 Mergers. Sale of Assets, etc. The Buyer shall not enter into or effect any transaction involving the merger or consolidation of the Buyer, the NYMEX Division of the Buyer or the COMEX Division

of the Buyer with or into another entity, the sale, transfer or lease of all or substantially all of the assets of the Buyer, the NYMEX Division of the Buyer or the Initial Surviving Corporation or its successor to another entity or the sale, transfer or lease of the COMEX Division of the Buyer or the NYMEX Division of the Buyer or any similar transaction unless (i) the surviving or acquiring entity agrees to provide all of the rights and the protections referred to or addressed in Section 205(D) of the New COMEX By-Laws and the Sections of this Agreement under which members of the Company would be entitled to third-party beneficiary rights under Section 9.10.2 and (ii) except in the case of a transaction described in Section 5.13.3, the Buyer and the NYMEX Division of the Buyer are transferred together, and simultaneously, with the COMEX Division of the Buyer.

5.20 CEC Price Structure. From the Closing through the conclusion of the Reference Period (as defined in Section 1.8.7(b)), the Buyer shall not, without the prior written consent of the COMEX Governors Committee, alter the pricing in effect immediately prior to the Reference Period with respect to items which comprise CEC Revenue.

5.21 Amendments to By-Laws and Rules. The Buyer and the Company agree that the rules applicable to trading, governance and other matters pertaining to the COMEX Division of the Buyer or to members of the COMEX Division of the Buyer may be rules adopted by the Board of Directors of the Initial Surviving Corporation or by the Board of Directors of the Buyer. To the extent that any of those rules are or become rules adopted by the Board of Directors of the Buyer, the Buyer will amend, modify or delete those rules only in accordance with Section 205(D) of the New COMEX By-Laws. The Board of the Initial Surviving Corporation will promptly give notice of any rules of the Buyer that become applicable to COMEX Divisions Members.

5.22 Trading Privileges in NYMEX Division Contracts. At the Effective Time, the Buyer shall make available to members of the COMEX Division of the Buyer the trading privileges set forth in Section 157(A)(2), (3), (4), (5), (6) and (7) of the New COMEX By-Laws, in accordance with the terms and restrictions set forth in the New COMEX By-Laws.

5.23 Competing Contracts. Except with respect to contracts in sour crude oil jet fuel, aluminum, platinum and palladium, without the consent of two-thirds of the COMEX Division regular memberships present and entitled to be voted at a meeting, neither the Buyer nor any affiliate (as defined in the Securities Act of 1933) of the Buyer, including without limitation the Initial Surviving Corporation, shall approve for trading any contracts which provide for future delivery (by actual delivery or by cash settlement) of commodities which also are the subject of contracts which at the time of such proposed action previously have been approved for trading on the COMEX Division of the Buyer.

5.24. Board of Directors of the Buyer and the Initial Surviving Corporation. The Chairman and Vice Chairman of the COMEX Governors Committee shall be entitled to attend all meetings of the Board of Directors of the Buyer and of the Initial Surviving Corporation in person, as observers only, and not as Directors. The Chairman and Vice Chairman of the COMEX Governors Committee shall not, ipso facto, be members of the Board of Directors of the Buyer or of the Initial Surviving Corporation, shall not have the right to vote at meetings of the Board of Directors of the Buyer or of the Initial Surviving Corporation and shall not be counted for purposes of determining whether a quorum exists. The Chairman and Vice Chairman of the COMEX Governors Committee may address the Board of Directors of the Initial Surviving Corporation or of the Buyer in the same manner and subject to the same restrictions as apply to members of the Board of Directors of the Initial Surviving Corporation or of the Buyer. Inadvertent failure or inability to notify either of them of a meeting shall not affect the validity of any action taken at the meeting in his or their absence. The Chairman and Vice Chairman of the COMEX Governors Committee may, by action of the Board of Directors of the Buyer or of the Initial Surviving Corporation, be excluded from those portions of meetings of the Board of Directors of the Buyer or of the Initial Surviving Corporation (i) that relate exclusively to matters as to which the Board of Directors of the Buyer or of the Initial Surviving Corporation concludes, based on the advice of counsel, that the presence of the Chairman and/or Vice Chairman of the COMEX Governors Committee may result in the loss of a privilege against disclosure which otherwise would be available, or (ii) during which the Board of Directors of the Buyer or of the Initial Surviving Corporation considers actual or potential litigation brought by the COMEX Governors Committee or any COMEX Division Member.

ARTICLE VI

CONDITIONS TO OBLIGATIONS OF THE BUYER

The obligation of the Buyer to consummate the Merger is subject to the fulfillment or waiver prior to or at the Closing of each of the following conditions:

6.1 Member Approval. The Merger and the other transactions contemplated by this Agreement shall have been approved and adopted by the Company’s and the Buyer’s members at the Special Meetings, by the affirmative votes required under applicable law and those approvals shall remain in full force and effect and not have been modified or terminated.

6.2 COMEX Clearing Association, Inc. The transfer of all of the assets and functions of COMEX Clearing Association, Inc. (“CCA”) to the Company or a subsidiary of the Company shall have occurred as provided in the agreement and collateral materials, copies of which are attached hereto as Schedule 6.2 (the “CCA Merger Agreement”). At the effective time of the merger provided for in the CCA Merger Agreement (the “CCA Merger”) all of the representations and warranties made by CCA shall have been true and correct, and since the effective time of the CCA Merger no event shall have occurred that has or will have a material adverse effect on the Company’s assets, liabilities, earnings, financial condition, business or operations.

6.3 Commodity Futures Clearing Corp. of New York. Except as provided on Schedule 6.3, the termination of all accrued or contingent liabilities or obligations owed by the Company to or on account of the Commodity Futures Clearing Corp. of New York.

6.4 No Injunctions, Restraints or Proceedings. No temporary restraining order, preliminary or permanent injunction or other order, decree or ruling issued by any court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any other legal restraint or prohibition preventing the consummation of the Merger or any other material transaction contemplated by this Agreement, shall be in effect, no legal proceeding shall be pending or, other than as set forth on Schedule 6.4, overtly threatened in writing which in the Buyer’s reasonable opinion, if adversely decided, could result in the imposition of such a restraint or prohibition or could call into question the effectiveness of the Merger or the validity of this Agreement and no change shall have occurred in or with respect to any legal proceeding disclosed in this Agreement which in the Buyer’s reasonable opinion has materially increased the prospect of the imposition of any legal restraint or prohibition against the Merger or this Agreement.

6.5 Consents. All permits, consents, authorizations, approvals, registrations, qualifications, designations, declarations, filings and notices set forth in Schedule 3.6 shall have been obtained, made or submitted by the Company and, if required, shall be effective on and as of the Closing. Any waiting period and any extension thereof under the HSR Act applicable to the transactions contemplated hereby shall have expired or been terminated.

6.6 Performance. The Company shall have performed and complied in all material respects with all agreements and conditions contained in this Agreement to be performed or complied with by it on or before the Closing.

6.7 Representations and Warranties Correct. The representations and warranties of the Company contained in Article III shall be true in all respects on and as of the Closing Date as if they had been made at the Closing; provided, however, that subject to Section 8.1(e), the Company shall have a reasonable period of time after discovery or notice of a breach of a representation or warranty that is not qualified by materiality, which breach is not reasonably likely to have a material adverse effect on the Company (a “Non-Material Breach”), to cure such Non-Material Breach and shall act diligently and in good faith to take all steps necessary to cure such Non-Material Breach.

ARTICLE VII

CONDITIONS TO OBLIGATION OF THE COMPANY

The obligation of the Company to consummate the Merger is subject to the fulfillment to its satisfaction or waiver prior to or at the Closing of each of the following conditions:

7.1 Member Approval. The Merger and the other transactions contemplated by this Agreement shall have been approved and adopted by the Company’s and the Buyer’s respective members at the Special Meetings, by the affirmative votes required under applicable law, and those approvals shall remain in full force and effect and not have been modified or terminated.

7.2 By-Laws and Rules. The New COMEX By-Laws and the New COMEX Rules shall come into effect simultaneously with the Merger and be as provided in Section 1.7, subject to any amendments permitted by Section 1.7.

7.3 No Injunctions, Restraints or Proceedings. No temporary restraining order, preliminary or permanent injunction or other order, decree or ruling issued by any court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any other legal restraint or prohibition preventing the consummation of the Merger or any other material transaction contemplated by this Agreement, shall be in effect, no legal proceeding shall be pending or, other than as set forth on Schedule 7.3, overtly threatened in writing which in the Company’s reasonable opinion, if adversely decided, could result in the imposition of such a restraint or prohibition or could call into question the effectiveness of the Merger or the validity of this Agreement and no change shall have occurred in or with respect to any legal proceeding described in this Agreement which in the Company’s reasonable opinion has materially increased the prospect of the imposition of any legal restraint or prohibition against the Merger or this Agreement.

7.4 Consents. All permits, consents, authorizations, approvals, registrations, qualifications, designations, declarations, filings and notices set forth in Schedule 4.5 shall have been obtained, made or submitted by the Buyer or NewCo and, if required, shall be effective on and as of the Closing. Any waiting period and any extension thereof under the HSR Act applicable to the transactions contemplated hereby shall have expired or been terminated.

7.5 Performance. The Buyer shall have performed and complied in all material respects with all agreements and conditions contained in this Agreement to be performed or complied with by it on or before the Closing.

7.6 Representations and Warranties Correct. The representations and warranties of the Buyer and NewCo contained in Article IV shall be true in all respects on and as of the Closing Date as if they had been made at the Closing; provided, however, that subject to Section 8.1(e), the Buyer shall have a reasonable period of time after discovery or notice of a breach of a representation or warranty that is not qualified by Materiality, which breach is not reasonably likely to have a Material adverse effect on the Buyer (a “Buyer Non-Material Breach”), to cure such Buyer Non-Material Breach and shall act diligently and in good faith to take all steps necessary to cure such Buyer Non-Material Breach.

7.7 Tax Laws. There shall not have occurred a material change in the Federal income tax laws (whether by statute, regulation or other pronouncement of the United States Treasury Department or the IRS or by court decision) with the result that the tax treatment of members of the Company in the Merger described in the Proxy Materials shall have been materially adversely affected. For purposes of this Section 7.7, changes in tax rates, rules as to deducibility and similar provisions will not be deemed material adverse changes.

ARTICLE VIII

TERMINATION; RIGHT OF RECOVERY; CERTAIN DISPUTES

8.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual consent of the Company and the Buyer; or

(b) by the Buyer if COMEX Member Approval shall not have been obtained at a Special Meeting duly called and held before September 30, 1994, subject to postponement of such date in accordance with the provisions of Section 1.11; or

(c) by the Company if NYMEX Member Approval shall not have been obtained at a Special Meeting duly called and held before September 30, 1994, subject to postponement of such date in accordance with the provisions of Section 1.11; or

(d) by the Buyer or the Company if, without fault of the terminating party, the Closing shall not have occurred on or before the nine-month anniversary of the date of this Agreement; or

(e) by the Buyer or the Company at any time after (i) the occurrence of a material breach by the non-terminating party of any of such non-terminating party’s covenants contained herein, or (ii) the later to occur of (A) Member Approval and (B) satisfaction of the conditions specified in Sections 6.5 and 7.4, respectively, if at that time any representation or warranty of the non-terminating party contained herein shall be inaccurate or breached in any material respect or, with respect to any representation or warranty of the non-terminating party that is qualified by knowledge, the non-terminating party has notice of or discovers that such representation is inaccurate or breached in any material respect; provided, in either case, that at the time of termination the breach or inaccuracy is continuing and, if capable of cure, the non-terminating party shall have failed to cure the breach or inaccuracy within the period specified in a notice of default from the terminating party to the non-terminating party, which period shall be equal to the lesser of (1) 30 days from the date of delivery of such notice and (2) the period of time (which in any event will not be less than 30 days) from the date of delivery of such notice to (but not including) the nine-month anniversary of the date of this Agreement; and provided, further, that the terminating party is not then in default under this Agreement and all of the terminating party’s representations and warranties in this Agreement are true and correct in all material respects; or

(f) by the Buyer, if the Company shall at any time breach the covenant contained in Section 5.1 or engage in activities that would constitute a breach of Section 5.1 but for the qualifications contained in Section 5.1 with respect to the fiduciary duties of the Board of Governors of the Company or enter into a definitive agreement with another Person for merger, sale of assets, sale of memberships or a similar transaction involving the Company; or

(g) (i) except as provided in clause (n) of this Section, by the Buyer, if prior to the Closing the Board of Governors of the Company shall have withdrawn or modified in a manner adverse to the Buyer or NewCo its approval or recommendation of this Agreement or the Merger; or (ii) except as provided in clause (o) of this Section, by the Company, if prior to the Closing the Board of Directors of the Buyer or NewCo shall have withdrawn or modified in a manner adverse to the Company its approval or recommendation of this Agreement or the Merger; or

(h) (i) except as provided in clause (l) of this Section, by the Buyer, if, after being obtained, COMEX Member Approval is actually or purportedly withdrawn or modified in a materially adverse manner; or (ii) except as provided to clause (m) of this Section, by the Company, if, after being obtained, NYMEX Member Approval is actually or purportedly withdrawn or modified in a materially adverse manner; or

(i) (x) by the Buyer, if the Company is unable to or does not cure any Non-Material Breach during the time period set forth in Section 6.7; or (y) by the Company, if the Buyer is unable to or does not cure any Buyer Non-Material Breach during the time period set forth in Section 7.6; or

(j) by the Buyer, if upon review of the contracts, agreements and any other documents not disclosed to the Buyer prior to the date of this Agreement relating to the Company’s relationship (i) with the City of New York in connection with the development of a new building site or (ii) with Texas Instruments Incorporated and its affiliates, the Buyer (A) discovers that the Company has material liabilities, material financial commitments (fixed or contingent) or other material obligations or (B) is dissatisfied in its sole discretion with the terms and conditions of such contracts, agreements or other documents; or

(k) automatically, if (i) the COMEX Member Approval is not obtained at the Special Meeting of the Company’s regular members actually held in accordance with Section 1.11 or (ii) the NYMEX Member Approval is not obtained at the Special Meeting of the Buyer’s regular members actually held in accordance with Section 1.11; or

(l) automatically, if the COMEX Member Approval is withdrawn at any time prior to the Closing by a vote of the owners of a majority of the Regular Memberships in the Company voting and entitled to vote at a meeting of owners of such Regular Memberships duly called in accordance with the By-Laws of the Company; or

(m) automatically, if the NYMEX Member Approval is withdrawn at any time prior to the Closing by a vote of the owners of a majority of the regular memberships in the Buyer voting and entitled to vote at a meeting of the owners of such regular memberships duly called in accordance with the By-Laws of the Buyer; or

(n) automatically, if the approval or recommendation of this Agreement or the Merger by the Board of Governors of the Company is withdrawn or modified at any time prior to the Special Meeting of the Company’s regular members provided for in Section 1.11 by a vote of a majority of the members of the Company’s Board of Governors; or

(o) automatically, if the approval or recommendation of this Agreement or the Merger by the Board of Directors of the Buyer is withdrawn or modified at any time prior to the Special Meeting of the Buyer’s regular members provided for in Section 1.11; by a vote of a majority of the members of the Buyer’s Board of Directors.

8.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall become null and void from the date of termination and no party hereto (or any of their respective directors, officers or employees) shall have any liability or further obligation to any other party hereto, except as provided in Sections 8.3, 8.4 and 8.5.

8.3 Payment to Buyer Under Certain Circumstances.

(a) The Company shall pay to the Buyer, as reimbursement for its unitemized expenses incurred in connection with this Agreement and the transactions contemplated hereby, and as compensation for lost opportunity costs, an amount in cash equal to $2,000,000 if this Agreement is terminated by the Buyer pursuant to Section 8.1(e), 8.1(f), 8.1(g)(i), 8.1(h)(i) or 8.1(j)(A). In addition, in the event this Agreement is terminated by the Buyer pursuant to Section 8.1(e), 8.1(f), 8.1(g)(i), 8.1(h)(i) or 8.1(j)(A), the Company shall pay to the Buyer upon demand a fee equal to 10% of the amount by which the fair value of all consideration paid or furnished, directly or indirectly, to the Company or its members exceeds the Merger Consideration, plus all expenses, including reasonable attorneys’ fees, incurred by the Buyer in connection with this Agreement and the transactions contemplated hereby if (i) after the date of this Agreement and prior to the termination of this Agreement, any person or entity or “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) shall have made a proposal (a “takeover proposal”) to acquire all or substantially all of the equity interests in or the business or assets of the Company, or to merge directly or indirectly with the Company, or amended any such takeover proposal made prior to the date of this Agreement and (ii) within one year following the date such takeover proposal is made or amended, as the case may be, any person or entity (other than the Buyer or any of its affiliates) shall have acquired, directly or indirectly, the Company, all or substantially all of its assets or operations or more than 50% of the Company’s memberships for consideration other than contractual trading privileges in COMEX having a value greater than the Merger Consideration. For purposes of this Section 8.3 only, the Merger Consideration shall be calculated on the assumption that the Adjusted Liquid Net Worth of the Company is $20,000,000 and that no adjustments to the Merger Consideration are required.

(b) Notwithstanding the foregoing, in the circumstances set forth in clause (x) of the last sentence of Section 8.5 and in lieu of requiring the Company to pay the Buyer the amounts due under Section 8.3(a), the Buyer in its sole discretion may seek the remedies of specific performance and/or injunctive relief.

(c) The Company shall pay to the Buyer an amount in cash equal to $2,000,000 if this Agreement is terminated pursuant to Section 8.1(l) or 8.1(n).

8.4 Payment to the Company Under Certain Circumstances.

(a) The Buyer shall pay to the Company as reimbursement for its unitemized expenses incurred in connection with this Agreement and the transactions contemplated hereby, and as compensation for lost opportunity costs, an amount in cash equal to $2,000,000, if this Agreement is terminated by the Company pursuant to Section 8.1(e), 8.1(g)(ii) or 8.1(h)(ii).

(b) Notwithstanding the foregoing, in the circumstances set forth in clause (y) of the last sentence of Section 8.5 and in lieu of requiring the Buyer to pay the Company the amount due under Section 8.4(a), the Company in its sole discretion may seek the remedies of specific performance and/or injunctive relief.

(c) The Buyer shall pay to the Company an amount in cash equal to $2,000,000 if this Agreement is terminated pursuant to Section 8.1(m) or 8.1(o).

8.5 Exclusive Remedy. The remedies provided for in Sections 8.3 and 8.4 shall be the exclusive remedies for any default or breach hereunder by any party hereto prior to Closing. Each party waives the right to receive the remedy of specific performance or injunctive relief for any default or breach prior to Closing, except that specific performance and/or injunctive relief shall be available with respect to any breach of this Agreement (x) by the Company which (i) consists of a failure to proceed to Closing after COMEX Member Approval which failure is not excused by an express provision of this Agreement and (ii) has not been approved by the affirmative vote of (A) a majority of the Company’s Board of Governors and (B) the owners of a majority of the Regular Memberships in the Company present and entitled to vote at a meeting of owners of such Regular Memberships duly called in accordance with the By-Laws of the Company or (y) by the Buyer which (i) consists of a failure to proceed to Closing after NYMEX Member Approval which failure is not excused by an express provision of this Agreement and (ii) has not been approved by the affirmative vote of (A) a majority of the Buyer’s Board of Directors and (B) a majority of the outstanding memberships in the Buyer present and entitled to vote at a meeting duly called in accordance with the By-Laws of the Buyer.

8.6 Right of Recovery in Respect of the Company’s Pre-Consolidation Liabilities; Member Claims.

8.6.1. In the event the Buyer, its affiliates (including the Initial Surviving Corporation and the Buyer’s subsidiaries, if any) or any of their respective officers, directors or agents incurs or becomes liable for any loss, liability, claim, damage or expense (including legal fees and expenses) (collectively, “Losses”) as a result of any claim made or asserted by a third party or legal, administrative or other investigation or proceeding threatened or commenced by a third party after the date of this Agreement, the subject matter of which is any wrongful, negligent or unlawful action, omission or inaction alleged to have occurred prior to the Closing Date (other than an action to enforce rights under this Agreement) (collectively, a “Claim”), the Buyer shall have the right to increase any or all of the dues and fees payable by, or levy assessments on (dues and assessments to be applied pro rata among all members of the COMEX Division of the Buyer based upon the number of regular memberships held, including, for these purposes, regular memberships purchased after the Effective Time and held by the Buyer or its affiliates), the owners of Regular Memberships of the COMEX Division of the Buyer in an aggregate amount equal to the aggregate of all such Losses incurred or paid by the Buyer; provided, however, that the Buyer shall not have any such rights under this Section 8.6.1 unless the aggregate of all Losses incurred or paid by the Buyer exceeds on a cumulative basis $5,000,000, and then only to the extent of any such excess but in no event more than the total Merger Consideration paid by the Buyer; provided further, however, that the Buyer shall not have any such rights under this Section 8.6.1 with respect to Claims that are initiated or of which the Buyer otherwise first receives notice after the sixth anniversary of the Effective Time and that the Buyer shall not have any rights under this Section 8.6.1 (i) unless and until the underlying Claim is finally determined by a nonappealable judgment of a court of competent jurisdiction or the voluntary settlement of such Claim entered into by the Buyer (subject in each case to the provisions of Section 8.6.2 hereof) and (ii) unless the Buyer shall have acted diligently and in good faith with respect to such Claim and its disposition. For purposes of this Section 8.6, the amount of any Losses shall be reduced by any reserves accrued in calculating Adjusted Liquid Net Worth with respect to the items comprising such Losses, net of tax, insurance or other benefits (including counterclaims, cross-claims or third party claims in the amounts that have been asserted and not yet resolved) which are or will be received by the Buyer or any of its affiliates in respect of or as a result of such Claim or the facts or circumstances related thereto.

8.6.2 Notice of any right asserted under this Section 8.6 shall be furnished by the Buyer to the COMEX Governors Committee (or any successor entity) not less than 30 days prior to the date on which the Buyer shall increase any dues or fees payable by, or levy any assessments on, members of the COMEX Division of the Buyer. The Buyer shall give prompt notice to the COMEX Governors Committee of any Claim and shall afford a representative of the COMEX Governors Committee the reasonable opportunity to consult with the Board with respect to such Claim; provided, however, that failure to give promptly any notice specified in this sentence shall not affect the rights of the Buyer under this Section 8.6 or otherwise under this Agreement unless and only to the extent such delay causes prejudice. The notice shall specify in reasonable detail the basis for the asserted right to increase dues or fees payable by, or levy assessments on, members of the COMEX Division of the Buyer, and the basis of computation of the amount of such dues, fees and assessments. Except as provided in Section 8.7, the right to increase dues or fees payable by, or levy any assessments on, members of the COMEX Division of the Buyer, and the amount thereof specified in any such notice shall be conclusive and binding on all applicable parties.

8.6.3 In the event that prior to or after the Closing (but within six years after the Effective Time) any claim, lawsuit, proceeding or investigation (i) brought by, on behalf of, or in the case of investigations, brought about in response to actions of, one or more option members of the Company or the COMEX Division of the Buyer, as the case may be, and (ii) relating to or arising out of this Agreement or the transactions contemplated hereby shall be commenced or overtly threatened (an “Option Member Claim”), the COMEX Governors Committee may undertake, conduct and control, through counsel of its own choosing, the settlement, compromise or defense of any such Option Member Claim. In the event the Option Member Claim is finally determined by a nonappealable judgment of a court of competent jurisdiction or the voluntary settlement of such Option Member Claim is entered into by all parties thereto, any and all losses, liabilities, claims, damages or expenses (including legal fees and expenses) as a result of Option Member Claims (“Option Member Losses”) shall be (i) offset against or deducted from the Deferred Cash Payments attributable to CEC Revenue as set forth in Section 1.8.7(a)(ii); and (ii) only to the extent that the amounts of Deferred Cash Payments specified in clause (i) of this Section 8.6.3 are less than all Option Member Losses, recovered by the Buyer through an increase in the dues and fees payable by, or the levying of assessments on (dues and assessments, if any, to be applied pro rata among all owners of Regular Memberships of the COMEX Division of the Buyer based on the number of regular memberships held, including for these purposes, regular memberships purchased after the Effective Time and held by the Buyer or its affiliates), Members of the COMEX Division of the Buyer.

8.7 Disputes as to Claims.

8.7.1 In the event the COMEX Governors Committee disputes the assertion of a right to increase dues and fees on, or levy assessments against, members of the COMEX Division of the Buyer, or the amount of any such dues, fees or assessments, pursuant to Section 8.6, it shall notify the Buyer within ten days after delivery of the notice of dues, fees or assessments pursuant to Section 8.6.2. Within ten days after delivery of any notice under this Section 8.7, if the parties have not yet settled such dispute, the disputed items shall be referred to a mutually agreed upon internationally recognized arbitrator (the “Arbitrator”) for determination (as promptly as practicable) in accordance with the Commercial Arbitration Rules of the American Arbitration Association in effect on the date of commencement of arbitration.

8.7.2 If a notice of dispute is given in respect of dues, fees or assessments pursuant to Section 8.7.1, no such dues, fees or assessments may be imposed or collected until resolution of the dispute.

8.7.3 The arbitration shall be held in New York, New York unless the parties mutually agree to have the arbitration held elsewhere. The determination of the Arbitrator shall be final and binding upon all applicable parties, including without limitation all persons entitled to receive any portion of the Initial Cash Payment or any Deferred Cash Payment.

8.7.4 Fifty percent of all costs and expenses incurred in connection with this Section 8.7 (including all legal fees and expenses) shall be paid by the Buyer, and 50% shall be borne by the Members of the COMEX Division of the Buyer, advanced by the Buyer for their account and recovered by the Buyer at its election either by offset against or deduction from any Deferred Cash Payment subsequently due or by an increase in the dues and fees payable by, or an assessment against, the Members of the COMEX Division of the Buyer.

ARTICLE IX

MISCELLANEOUS

9.1 Entire Agreement. This Agreement, including the exhibits hereto, constitutes the entire agreement between the parties hereto, and no party shall be liable or bound to the other in any manner by any warranties, representations or covenants except as specifically set forth herein.

9.2 Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing such documents.

9.3 Notices and Other Communications. Any notice or other communication required or permitted to be given under this Agreement must be in writing and will be deemed effective when delivered in person or sent by facsimile, cable, telegram or telex, or by overnight delivery service or by registered or certified mail, postage prepaid, return receipt requested, to the following addresses:

If to the Buyer:

New York Mercantile Exchange

Four World Trade Center

New York, New York 10048

Attention: Chairman

Telephone: (212) 938-2222

Telecopier: (212) 423-1562

With a copy to:

Rogers & Wells

200 Park Avenue

New York, New York 10166

Attention: John A. Healy, Esq.

Telephone: (212) 878-8281

Telecopier: (212) 878-8375

If to the Company:

Commodity Exchange, Inc.

4 World Trade Center

New York, New York 10048

Attention: Chairman

Telephone: (212) 938-2000

If to the COMEX Division Governors Committee:

c/o Commodity Exchange, Inc.

4 World Trade Center

New York, New York 10048

Attention: Chairman of the COMEX Governors Committee

Telephone: (212) 938-2000

In each case, with a copy to:

Skadden, Arps, Slate, Meagher & Flom

919 Third Avenue

New York, New York 10022

Attention: Stephen M. Banker, Esq.

Telephone: (212) 735-2760

Telecopier: (212) 735-2000

The parties to this Agreement may change the address to which notices or other communications are to be sent by a notice to the other given as provided in this Section 9.3.

9.4 Expenses.

(a) Except as provided in Sections 1.8.3(b), 1.8.7(f), 5.15, 8.3, 8.4, 8.7.4 and 9.4(b) of this Agreement, each party to this Agreement shall bear its own expenses incurred in connection with the negotiation, preparation, execution and consummation of this Agreement, including the fees, expenses and disbursements of its respective legal counsel incurred in connection herewith.

(b) Except as provided in Section 8.7.4, if any proceeding is brought for the enforcement of this Agreement or because of an alleged dispute, breach or default in connection with any of the provisions of this Agreement, the successful or prevailing party or parties shall be entitled to recover from the unsuccessful party or parties all costs and expenses, including attorneys’ fees and disbursements, incurred in connection with such proceeding, in addition to any other relief to which it or they may be entitled.

9.5 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party to this Agreement upon any breach or default of the other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of or acquiescence in any such breach or default or any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. No waiver of any provision or right under this Agreement shall be effective unless set forth in a written instrument executed by the waiving party.

9.6 Governing Law. This Agreement will be governed by, and construed under, the laws of the State of New York without regard to its conflict of laws principles.

9.7 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the Company’s and the Buyer’s members, but, after any such approval, no amendment shall be made which by law requires further approval by the Company’s and the Buyer’s members without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. After the Effective Date, any of the matters set forth in Sections 5.6 through 5.13 and 5.16 through 5.24 may be amended upon the approval of the Buyer and a majority (except for Section 5.23 for which the requisite vote shall be two-thirds) of owners of COMEX Regular Memberships present and entitled to be voted at a meeting.

9.8 Consent To Jurisdiction and Process. The Company, the Buyer and NewCo each irrevocably submit to the non-exclusive in personam jurisdiction of any New York State or Federal court sitting in the County of New York over any suit, action or proceeding arising out of or relating to this Agreement or the Merger. To the fullest extent they may effectively do so under applicable law, the Company, the Buyer and NewCo each irrevocably waive and agree not to assert, by way of motion, as a defense or otherwise, any claim that they are not subject to the in personam jurisdiction of any such court, any objection that they may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. The Company, the Buyer and Newco each consent to process being served in any suit, action or proceeding of the nature referred to in this Section 9.8 by mailing a copy thereof by registered or certified mail, postage prepaid, return receipt requested, to the address of the respective party specified in or designated pursuant to Section 9.3. The Company, the Buyer and NewCo each agree that such service upon receipt (i) shall be deemed in every respect effective service of process upon them in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by law, be taken and held to be valid personal service upon and personal delivery to them. Notices hereunder shall be conclusively presumed received as evidenced by a delivery receipt furnished by the United States Postal Service or any national commercial delivery service.

9.9 Survival of the Representations and Warranties. The representations and warranties of the Buyer and the Company contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time and shall not relate to the Second Stage Merger; provided that the foregoing provision shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

9.10 Third Party Beneficiaries.

9.10.1 Except for the parties hereto and as otherwise expressly set forth in Section 9.10.2. nothing in this Agreement, express or implied, is intended to or shall confer upon any other person or persons any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

9.10.2 COMEX Regular Members and (as to the rights specified in Section 1.8. Section 5.6. Section 5.8. Section 5.9(b), Section 5.11, Section 5.13, Section 5.16, Section 5.17, Section 5.18, Section 5.19, Section 5.20, Section 5.21, Section 5.22, Section 5.23, Section 5.24, Section 8.6 and Section 8.7 and in clause (ii) below) their respective successors and assigns, and, after the Effective Time, the COMEX Governors Committee, solely in its capacity as a representative of the members of the Company immediately prior to the Effective Time and of the members of the COMEX Division of the Buyer, shall be entitled to enforce after the Effective Time directly against the Buyer (i) the provisions of Section 1.8. Section 5.6, Section 5.8, Section 5.9, Section 5.10, Section 5.11, Section 5.12, Section 5.13, Section 5.16, Section 5.17, Section 5.18, Section 5.19.

Section 5.20, Section 5.21, Section 5.22, Section 5.23, Section 5.24, Section 8.6 and Section 8.7 and (ii) their rights under Section 157 and Section 205 of the New COMEX By-Laws. Those members shall be bound by any resolution of a dispute as to the amount of Merger Consideration which is achieved in accordance with the provisions of this Agreement. Persons who were employees of the Company immediately prior to the Effective Time shall be entitled to enforce after the Effective Time directly against the Buyer the provisions of Section 5.10, Section 5.11, Section 5.12 and Sections 5.13 and 5.19 (as those provisions relate to Sections 5.10, 5.11 and 5.12). The owners of Option Memberships shall be entitled to enforce after the Effective Time directly against the Buyer the provisions of Section 1.8.2(d) and the provisions of Section 5.9, Section 5.17 and Section 5.19 (as those provisions relate to options or option members). The owners of Aluminum Memberships shall be entitled to enforce after the Effective Time directly against the Buyer the provisions of Section 1.8.2(e).

9.11 Damages. No party hereto shall have any liability for any incidental, indirect, special, consequential, exemplary or punitive damages arising out of, relating to or resulting from any breach of the representations and warranties set forth in this Agreement, any failure to perform any covenant under this Agreement, any Claim or otherwise in connection with this Agreement.

9.12 Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

NEW YORK MERCANTILE EXCHANGE

By:	/s/ Daniel Rappaport
Name:	Daniel Rappaport
Title:	Chairman of the Board

COMEX ACQUISITION CORP.

By:	/s/ Daniel Rappaport
Name:	Daniel Rappaport
Title:	President

COMMODITY EXCHANGE, INC.

By:	/s/ Donna Redel
Name:	Donna Redel
Title:	Chairman